INFORMATION CIRCULAR

for the

ANNUAL GENERAL AND SPECIAL MEETING

 of

TIMMINS GOLD CORP.

to be held on

MAY 24, 2016

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact Timmins Gold Corp’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of Timmins Gold Corp. (the “Company”) will be held at the UBC Room, Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia V6C 1C6 at 10:00 a.m. (Vancouver time) on

Tuesday, May 24, 2016 for the following purposes:

(a)	to receive the audited financial statements of the Company for the financial year ended December 31, 2015 and accompanying report of the auditor;

(b)	to set the number of directors for the ensuing year at seven

(c)	to elect the directors of the Company to hold office for the ensuing year;

(d)	to consider, and if thought fit, approve with or without amendment, a resolution to approve the amendment and restatement of the Company’s stock option plan (the “Option Plan Amendment Resolution”) as set out in Schedule “A” to the accompanying Management Information Circular (the “Circular”);

(e)	in the event the Option Plan Amendment Resolution is not approved by shareholders at the Meeting, to consider and, if thought advisable, pass an ordinary resolution to approve all unallocated options under the Company’s existing stock option plan;

(f)	to appoint Deloitte LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

(g)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.

The directors of the Company have fixed April 22, 2016 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc. Proxies must be completed, dated and signed and returned to Computershare Investor Services Inc., at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 19, 2016, or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683), voting by fax can be sent to 1-866-249-7775 or 416-263-9524 and Internet voting can be completed at www.investorvote.com.

Late proxies may be accepted or rejected by the Chair of the meeting at his or her discretion and the Chair of the meeting is under no obligation to accept or reject any particular late proxy. The Chair of the meeting may waive or extend the proxy cut-off without notice.

If you are a non-registered shareholder, please follow the instructions from your bank, broker or other financial intermediary for instructions on how to vote your shares.

If you have any questions or need assistance with voting you shares please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurenhill.com.

DATED at Vancouver, British Columbia, April 24, 2016.

TIMMINS GOLD CORP.

“Bryan A. Coates”
Chair

MANAGEMENT INFORMATION CIRCULAR

(all information as at April 24, 2016 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Timmins Gold Corp. (the “Company”) for use at the Annual and Special Meeting of the Company’s shareholders (the “Meeting”) to be held on May 24, 2016 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed Proxy is received by Computershare Investor Services Inc., at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 19, 2016 or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683), voting by fax can be sent to 1-866-249-7775 or 416-263-9524 and Internet voting can be completed at www.investorvote.com.

Late proxies may be accepted or rejected by the Chair of the meeting at his or her discretion and the Chair of the meeting is under no obligation to accept or reject any particular late proxy. The Chair of the meeting may waive or extend the proxy cut-off without notice.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 1900, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are a non-registered shareholder (a “Beneficial Shareholder”), please follow the instructions from your bank, broker or other financial intermediary for instructions on how to revoke your voting instructions. Please see heading “Beneficial Shareholders” in this Circular for further information.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made. If you do not provide instructions in your Proxy, the persons named in the enclosed Proxy will vote your Company common shares (the “Common Shares”) FOR the matters to be acted on at the Meeting.

The persons named in the enclosed Proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment or other item of business that comes before the Meeting is routine or contested. The persons named in the enclosed Proxy will vote on such matters in accordance with their best judgment. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

BENEFICIAL SHAREHOLDERS

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

Broadridge typically mails a scannable voting instruction form (" VIF") instead of the form of proxy. Beneficial Shareholder are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. Timmins may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their shares. Certain Beneficial Shareholders who have not objected to Timmins knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s last completed financial year, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has any material interest, direct or indirect in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, and except for transactions carried out in the ordinary course of business of the Company or its subsidiaries, no Person or Company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” or “Company” shall include: (a) each person who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) each proposed nominee for election as a director of the Company; and (c) each associate or affiliate of any of the persons or companies listed in paragraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 315,562,210 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

Any holder of Common Shares of record at the close of business on April 22, 2016 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to any class of voting shares of the Company.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, and the auditors’ report thereon (the “Statements”) and the Management Discussion and Analysis for the years ended December 31, 2015 and 2014 (the “MD&A”) are available upon request from the Company. The Statements and MD&A are available on the Company’s website at www.timminsgold.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. The Statements will be placed before the Meeting for consideration by the shareholders.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked at the Meeting to approve the appointment of Deloitte LLP, Chartered Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, BC, as auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the auditor nominee herein listed.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.

In an effort to reduce costs and simplify procedural matters, the board of directors has determined to reduce the number of directors from a high of nine directors during 2015 to seven by not replacing the place vacated by Bruce Bragagnolo in October 2015 and by not replacing the place to be vacated by Luc Lessard who has indicated he will not be standing for re-election at the Meeting. Each of the seven persons named in the following table is proposed for nomination for election as a director of the Company. The nominees for election as a director of the Company include six independent nominees, each of whom has held senior executive positions in major mining companies. The board of directors of the Company (the “Board”) recommends a vote “FOR” each of the nominees listed below. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the director nominees herein listed.

Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Profile	Principal Occupation and Biography
Mark D. Backens	PRINCIPAL OCCUPATION: Interim CEO of the Company
Geo. B.SC., P. Age: 54 Residence: Vancouver, British Columbia, Canada Common Shares: Nil Options: 1,465,000 Director since May 26, 2015 Non-Independent

BIOGRAPHY: Mr. Backens has over 30 years of global mining experience including most recently as Director of Investment Banking - Mining for Scotia Capital. For most of his career, Mr. Backens had senior management roles with Meridian Gold, Placer Dome and Goldcorp in the areas of engineering, mine construction, mine management and corporate development. Mr. Backens holds a Bachelor of Science in Geological Engineering from South Dakota School of Mines and is a Professional Geologist.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Anthem United Inc. (TSX-V)
CURRENT COMMITTEE MEMBERSHIPS:
- Technical Committee

PRINCIPAL OCCUPATION: Corporate Director
George Brack
MBA, CFA, B.A.Sc., Geological Engineering Age: 54 Residence: Vancouver, British Columbia, Canada Common Shares: 550,000 Options: 730,000 Director since July 31, 2014 Independent

BIOGRAPHY: Mr. Brack’s 30 year career in the mining industry has focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions, and raising equity capital. Until 2009, he was Managing Director and Industry Head, Mining at Scotia Capital. Prior to joining Scotia in 2006 he spent seven years as President of Macquarie North America Ltd. and led its northern hemisphere mining industry mergers and acquisitions advisory business. Previously, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., Vice President in the mining investment banking group at CIBC Wood Gundy, and he worked on the corporate development team at Rio Algom. In addition to his current board roles, during the past 15 years, Mr. Brack served as a director on the boards of Aurizon Mines, Newstrike Capital, NovaGold Resources, Red Back Mining and chaired the board of Alexco Resource Corp. He has served on audit committees and has been both a member and the chair of compensation/human resource committees, corporate governance committees and special committees responding to takeover offers (Aurizon, Red Back and NovaGold). Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological Engineering and the CFA designation at the University of Toronto.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Silver Wheaton Corp. (TSX)
	-	Capstone Mining Corp. (TSX)
	-	Geologix Explorations Inc. (TSX)

CURRENT COMMITTEE MEMBERSHIPS:
	-	Corporate Governance and Nominating Committee
	-	Compensation Committee
	-	Finance Committee

PRINCIPAL OCCUPATION: President of Osisko Gold Royalties Ltd.
Bryan A. Coates
B.Com (Honours), CPA, CA Age: 58 Residence: Saint-Lambert, Quebec, Canada Common Shares: 20,000 Options: 550,000 Director since July 31, 2014 Independent	BIOGRAPHY: Mr. Coates has spent 30 years in the mining industry. He was most recently the Vice President Finance and Chief Financial Officer for Osisko Mining Corp. from 2007 until it was acquired for $3.9 billion. Osisko developed and operated the Canadian Malartic gold mine, the largest such mine in Quebec, and also conducted exploration work in Mexico. Prior to Osisko, Mr. Coates served as Vice President of Finance and Chief Financial Officer for IAMGOLD Corp. and Cambior Inc. and has previously sat on the board of directors of various mining companies.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Golden Queen Mining Company (TSX)

CURRENT COMMITTEE MEMBERSHIPS:
	-	Compensation Committee

Anthony Hawkshaw	PRINCIPAL OCCUPATION: Corporate Director
BA Age: 63 Residence: Vancouver, British Columbia, Canada Common Shares: 140,000 Options; 550,000 Director since July 31, 2014 Independent
BIOGRAPHY: Mr. Hawkshaw has more than 30 years of experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru and is a former director, Chief Financial Officer and founding shareholder of Rio Alto Mining Ltd. Prior to joining Rio Alto, Mr. Hawskshaw was the Chief Financial Officer of Pan American Silver Corp. and Chariot Resources Ltd. He has also served as Chairman of the audit committee of Caza Gold Corp.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Regulus Resources Inc. (TSXV)

CURRENT COMMITTEE MEMBERSHIPS:
	-	Corporate Governance and Nominating Committee
	-	Audit Committee
	-	Finance Committee

PRINCIPAL OCCUPATION: Corporate Director
Stephen Lang
M.Sc. M.Eng, Mining Engineering Age: 58 Residence: Columbia, Missouri, USA Common Shares: Nil Options: 550,000 Director since July 31, 2014 Independent

BIOGRAPHY: Mr. Lang has over 32 years of experience in the mining industry. He served as President and CEO of Centerra Gold Inc. from 2008 to 2012, having joined Centerra in 2007 as Chief Operating Officer. Between 2003 and 2007, Mr. Lang served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company. Prior to joining Stillwater, he was employed with Barrick Gold Corporation as Vice President and General Manager of Barrick Gold’s Goldstrike/Meikle operation from 2001 to 2003. Prior to this he served as Vice President of Engineering and Project Development of Rio Algom, Limited in Santiago, Chile from 1999 to 2001. From 1996 to 1999, he served as Vice President and General Manager of Kinross Gold Corporation/Amax Gold Corporation’s Fort Knox Mine in Fairbanks, Alaska. From 1981 to 1996, he held various positions with Santa Fe Pacific Gold Minerals Corporation, including General Manager of the Twin Creeks Mine in Golconda, Nevada.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Centerra Gold Inc. (TSX)
	-	International Tower Hill Mines Ltd. (TSX; NYSE-MKT)

CURRENT COMMITTEE MEMBERSHIPS:
	-	Corporate Governance and Nominating Committee
	-	Technical Committee
	-	Finance Committee

PRINCIPAL OCCUPATION: Corporate Director
Paula Rogers
B.Com, CPA, CA Age: 47 Residence: Vancouver, British Columbia, Canada Common Shares: 12,500 Options: 875,000 Director since August 3, 2011 Independent

BIOGRAPHY: Ms. Rogers is a Chartered Professional Accountant and brings over 20 years’ experience working for Canadian-based international public companies in the areas of treasury, mergers and acquisitions, corporate governance, financial reporting and tax. Ms Rogers has served as an officer of other public companies including Vice President, Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd. and Silver Wheaton Corp. She currently serves on the boards of NeutriSci International Inc. and Diversified Royalty Corp., where she also serves as the Chair of the Audit Committee.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Diversified Royalty Corp.(TSX)
	-	NeutriSci International Inc. (TSXV)

CURRENT COMMITTEE MEMBERSHIPS:
	-	Audit Committee
	-	Compensation Committee
	-	Finance Committee

PRINCIPAL OCCUPATION: Chief Operating Officer, Senior Vice President of Corporate Development and a director of Oban Mining Corporation.
Jose Alberto Vizquerra Benavides
M.Sc., Mineral Exploration, B. Eng., CPG Age: 36 Residence: Toronto, Ontario, Canada Common Shares: 35,000 Options: 675,000 Director since November 27, 2013 Independent

BIOGRAPHY: Mr. Vizquerra has more than ten years of experience in mining. Prior to his current roles as President, CEO and director of Oban Mining Co., Mr. Vizquerra was the head of project evaluations with Compania de Minas Buenaventura of Lima, Peru and from 2008 until 2011, and a geologist with Goldcorp from 2005 until 2008. Mr. Vizquerra is fluent in both Spanish and English.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Oban Mining Corporation (OBM.TSX)

CURRENT COMMITTEE MEMBERSHIPS:
	-	Compensation Committee
	-	Technical Committee

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Corporate Cease Trade Orders or Bankruptcies

No proposed director of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no proposed director of the Company:

(a)	is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Stephen Lang is a former director of Allied Nevada Gold Corp. which together with certain of its domestic direct and indirect subsidiaries, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on March 10, 2015.

Penalties or Sanctions

No proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors.

AMENDMENT AND RESTATEMENT OF STOCK OPTION PLAN AND APPROVAL OF UNALLOCATED STOCK OPTIONS

Amendment and Restatement of Stock Option Plan

In response to comments from Institutional Shareholder Services (“ISS”) on the Company’s existing stock option plan (the “Option Plan”), the Board considers it advisable and in the best interests of the Company to amend and restate the Option Plan to address such comments. At the Meeting, shareholders will be asked to approve an ordinary resolution set forth in Schedule “A” (the “Option Plan Amendment Resolution”) approving the amendment and restatement of the Option Plan governing the Company’s options to purchase Common Shares. For reference, a copy of the amended and restated option plan incorporating all proposed amendments is appended hereto as Schedule “C” (the “Amended and Restated Option Plan”).

The purpose of the Amended and Restated Option Plan is to provide incentives to attract, retain and motivate the Company’s directors, officers, employees, and other eligible persons whose contributions are important to the future success of the Company. Under the Amended and Restated Option Plan, options may be granted to: (i) full-time employees or part-time employees of the Company or any of its subsidiaries working not less than 20 hours per week; (ii) consultants of the Company or any of its subsidiaries; (iii) an individual employed by an entity providing management services to the Company or (iv) a director of the Company or any of its subsidiaries.

The total number of Common Shares which may be reserved and available for issuance under the Amended and Restated Option Plan, together with any securities of the Company under any other security-based compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares of the Company from time to time. The exercise price of options granted pursuant to the Amended and Restated Option Plan is determined by the Compensation Committee at the time of grant and may not be less than the Market Price (defined in the Amended and Restated Option Plan to be the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the last market trading day prior to the date of grant of the option if the Commons Shares are listed on the TSX) of the Common Shares, provided, however, that in the case of an Incentive Stock Option granted to a U.S. participant who directly or indirectly controls over 10% of the voting rights attached to the Company’s Common Shares, the exercise price shall be no less than 110% of the Market Price on the date of grant.

The number of Common Shares which may be issued under the Amended and Restated Option Plan to any one person in any 12 month period may not exceed 5% of the Common Shares issued and outstanding on a non-diluted basis from time to time. In no case will the aggregate number of Common Shares that may be purchased pursuant to options granted to employees and consultants conducting investor relations activities (as defined in the Amended and Restated Option Plan) exceed 2% of the Company’s issued and outstanding Common Shares in any 12 month period. The number of Common Shares issued to Insiders (as defined in the Amended and Restated Option Plan) in any 12 month period and issuable at any time under the Amended and Restated Option Plan, together with any securities of the Company under any other security-based compensation arrangements, must equal less than 10% of the issued and outstanding Common Shares. The Amended and Restated Option Plan provides that, subject to certain exceptions, options granted to U.S. participants will be non-qualified stock options within the meaning of applicable U.S. legislation and will be entitled to preferential tax treatment. However, the Compensation Committee, in its discretion, at the time of the grant of options may designate an option as an Incentive Stock Option.

Pursuant to the terms of the Amended and Restated Option Plan, options may be granted for a term not exceeding five years. Options are non-assignable and non-transferable, otherwise than by will or by the operation of law as stated in the Amended and Restated Option Plan. The Compensation Committee has complete discretion to establish or modify vesting provisions for each option granted, provided, however, that all options must vest in stages over a period of at least 18 months.

In the circumstance where the end of the term of an option falls within, or within ten business days after the end of, a “black out” or similar period imposed under any insider trading policy or similar policy of the Company (but not, for greater certainty, a restrictive period resulting from the Company or its Insiders being the subject of a cease trade order of a securities regulatory authority), then the end of the term of such option shall be the tenth business day after the end of such black out period, provided that such extension shall not apply to any U.S. participant under the Amended and Restated Option Plan if it would cause adverse tax consequences under applicable U.S. legislation.

Under the terms of the Amended and Restated Option Plan, upon termination of the participant, options are only exercisable to the extent that such options would have been vested. Where a participant is terminated for any reason other than death or disability, options may be exercised no later than 30 days after the termination date, and in the case of termination by reason of death or disability, no later than 12 months following the date of death or disability, by the legal representative(s) of the estate of the participant. The Company does not have a formal policy for providing financial assistance to participants to facilitate the purchase of securities under the Amended and Restated Option Plan.

The Board may terminate or amend the Amended and Restated Option Plan at any time without shareholder approval to: (a) make formal minor or technical modifications; (b) to correct any defect, supply any omission, or reconcile any inconsistency; (c) to change the vesting provisions of an option or the Amended and Restated Option Plan; (d) to change the termination provisions of the option or the Amended and Restated Option Plan which does not entail an extension beyond the original expiry date; (e) to add or modify a cashless exercise feature; (f) to add or change provisions relating to any form of financial assistance provided by the Company; and (g) to make any other change to any provision of the Plan, in accordance with applicable Securities Laws, provided however, that no amendment may be made without the consent of an adversely affected participant and shareholder approval must be obtained in accordance with the requirements of the Amended and Restated Option Plan to: (i) issue to any one holder of options, within a 12 month period, such number of Common Shares exceeding 5% of the Company’s issued and outstanding Common Shares; (ii) increase the number of Common Shares issuable under options granted pursuant to the Amended and Restated Option Plan; (iii) change the persons who qualify as eligible persons under the Amended and Restated Option Plan; (iv) reduce the exercise price of an option; (v) cancel and re-issue an option; (vi) extend the term of an option to an Insider or extend the expiry date beyond the original expiry date; (vii) make options transferable or assignable other than by will or operation of law; (viii) increase the level of Insider participation under the Amended and Restated Option Plan; or (ix) a change to amendment provisions of the Amended and Restated Option Plan.

A cashless exercise is permitted under the Amended and Restated Option Plan at the election of a participant in which case the Company will issue to the participant a number of Common Shares computed using the following formula:

X = Y(A-B) A

Where:

X = The number of Common Shares to be issued to the participant
Y = The number of vested unissued option shares (at the date of exercise)
A = The market Price of one Common Share (at the date of exercise)
B = the exercise price.

Summary of the stock options awarded to NEOs for the year ended December 31, 2015 is set out below under “Summary Compensation Table”.

The Amended and Restated Option Plan is intended to provide the Company with the ability to issue options to provide the employees, officers, directors and service providers of the Company and its affiliates with long-term equity based performance incentives, which are a key component of the Company’s compensation strategy. The Board has delegated responsibility for the Amended and Restated Option Plan to the Compensation Committee. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of options whose value over time is dependent on market value of the Common Shares.

The Board believes the Amended and Restated Option Plan effectively addresses the comments provided by ISS on the Company’s existing Option Plan.

The text of the resolution is set forth in Schedule “A”. The resolution to amend and restate the Option Plan must be approved by an ordinary resolution, which must be passed by at least a majority of the votes cast by shareholders represented in person or by proxy at the Meeting who vote in respect of that resolution.

It is the intention of the persons named in the enclosed proxy, if not expressly directed to the contrary in such instrument of proxy, to vote the instrument of proxy in favour of the resolution set forth in the attached Schedule “A”.

Approval of Unallocated Stock Options

In the event the Option Plan Amendment Resolution is not passed at the Meeting, the Company’s existing Option Plan will remain in effect. The Company adopted a “rolling” Option Plan, which was last approved by the shareholders on July 18, 2013. Pursuant to the rules of the TSX, shareholder approval of all unallocated options under a “rolling” stock option plan must be sought every three years. The total number of Common Shares reserved and available for issuance pursuant to the Option Plan (together with those Common Shares which may be issued pursuant to any other security-based compensation arrangements) cannot exceed 10% of the issued and outstanding Common Shares of the Company. See “Securities Authorized for Issuance Under Equity Compensation Plans – Particulars of the Current Option Plan” in this Circular for further details on the Option Plan.

As at April 24, 2016, 18,740,500 options remain outstanding and unexercised, and 12,815,721 options are unallocated and available for future grants, representing, together, 10% of the Company’s currently outstanding Common Shares. If the Amended and Restated Option Plan is not approved by shareholders at the Meeting, shareholders will be asked at the Meeting to pass a resolution to approve all unallocated options under the Option Plan, which approval will be effective for three years from the date of the Meeting. The text of the resolution is set forth in Schedule “B” to this Circular. Previously allocated options will continue unaffected by the approval or disapproval of the resolution; however, if the resolution is not approved, allocated options will not be available for re-allocation if cancelled prior to exercise.

The text of the resolution is set forth in Schedule “B”. The resolution to approve the unallocated options must be approved by an ordinary resolution, which must be passed by at least a majority of the votes cast by shareholders represented in person or by proxy at the Meeting who vote in respect of that resolution.

It is the intention of the persons named in the enclosed proxy, if not expressly directed to the contrary in such instrument of proxy, to vote the instrument of proxy in favour of the resolution set forth in the attached Schedule “B” in the event the Option Plan Amendment Resolution is not passed at the Meeting.

OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

EXECUTIVE COMPENSATION

For the purposes of this Circular, named executive officers of the Company means the following individuals (the “NEOs”):

(a)	Our chief executive officer (“CEO”);

(b)	Our chief financial officer (“CFO”);

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During the most recently completed financial year the Company had seven NEOs: Arturo Bonillas, Bruce Bragagnolo, Darren Prins, Miguel Bonilla, Alexander Tsakumis, Taj Singh and Mark Backens. Their positions within the Company are set out in the “Summary Compensation Table” below.

Compensation Discussion and Analysis

Board Compensation Committee Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee of the Board. The Compensation Committee is comprised of four independent members of the Board: George Brack (since July 2014), Bryan Coates (since July 2014), Paula Rogers (since November 2011) and Jose Vizquerra (since April 2014). Mr. Vizquerra serves as the Chair of the Compensation Committee. The Compensation Committee has a written mandate which was approved by the Board on June 17, 2010. The Compensation Committee’s primary responsibility is to review and make recommendations for the remuneration of executive officers and directors of the Company.

The Compensation Committee reviews position descriptions as they are developed, evaluates the performance of the Company’s senior executive officers and directors and reviews the design and competitiveness of the Company’s compensation arrangements.

The Compensation Committee did not engage independent human resources consultants during the year ended December 31, 2015. The Compensation Committee made its recommendations to the Board for the year ended December 31, 2015 based on committee deliberations.

Executive Compensation Program

The Company’s executive compensation program is based on a pay-for-performance philosophy. It is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long-term. The salaries for the year ended December 31, 2015 and annual incentive bonuses paid to the executive officers of the Company were set on the recommendation of the Compensation Committee and based on committee deliberations.

Compensation for the NEOs, as well as for executive officers as a whole, is designed to consist of a base salary, short-term incentive awards in the form of an annual bonus and a longer term incentive award in the form of stock options. The Compensation Committee reviews and recommends base salary levels to the Board based on a number of factors in order to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of individual and annual corporate objectives, thereby aligning interests of the executives with those of the Company’s shareholders. Long-term equity incentive compensation is provided to align the interests of executives with the longer term interests of shareholders.

The compensation program was developed to provide the Company with maximum flexibility in determining executive compensation as described below. Emphasis is placed on balancing the overall needs and interests of the Company with the needs and interests of the executives. For example, in circumstances where the Company considered it prudent to conserve cash by paying salaries and awarding short-term incentive bonuses in lower amounts than would otherwise be the case, the Company followed this practice. The Company may have increased long-term incentives through stock option awards to ensure that the recruitment, retention and reward objectives of the compensation program were met. This was reflected in the executive compensation awarded in previous years before the Company achieved commercial production. As commercial production was achieved and revenues increased, compensation practices changed to reflect a company in the production stage of development and salaries and short-term incentive bonuses increased accordingly. During 2015, due to the decline in the Company’s market value, sustained low gold price environment, reduction of the San Francisco mine life and the maturity profile of the Company’s borrowings, executive salaries were not increased and bonuses were not granted. In addition, as an executive officer’s level of responsibility increases, a greater percentage of total compensation may be based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation may shift towards short and long-term incentives tied to performance, thereby aligning the interests of executive officers and shareholders. Similarly, as an executive officer’s length of time with the Company increases, his or her bonus and option based compensation may increase.

The objectives of the compensation program are to:

(a)	attract, retain and motivate people of the highest quality;

(b)	align the interests of the senior executives with the Company’s shareholders;

(c)	establish incentives to develop and achieve individual and corporate performance objectives; and

(d)	reflect the respective duties and responsibilities of the senior executives.

Each of the elements of the Company’s compensation plan (base salary, annual incentive plan, option-based awards) is designed to achieve one or more of these objectives, both in the short and the long-term.

Executive compensation levels have been developed based upon the values of similar roles and responsibilities in the marketplace. Normally this is a straightforward job matching of responsibilities, as is the case for the Company’s CFO. For shared and equal executive responsibilities, as was the case for the two leadership positions of the former CEO and President of the Company, a composite approach is taken, matching to the two most similar positions in the marketplace and averaging the market compensation. In developing the compensation for the former CEO and President, including base salary, short and long-term incentives, average CEO and COO compensation was considered as together the former CEO and President of the Company had the responsibilities normally associated with CEO and COO positions.

Base Salary

Base salaries provide executive officers with monthly remuneration based on the position and the qualifications and skills required to perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual incentives) to the extent that these are paid as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive, with the principal objectives being to attract candidates and retain and motivate existing executives and employees. Salaries are reviewed annually by the Board based on recommendations by the Compensation Committee.

Short-Term Incentives

The Board, on the recommendation of the Compensation Committee, determines incentive awards or bonuses to be paid by the Company to the NEOs in respect of a financial year. Performance objectives and incentive metrics were developed by the Compensation Committee and formed the basis for the 2014 and 2015 targets for the CEO, President and CFO. Each of the CEO and President are eligible to earn up to 100% of his base salary each year and the CFO is eligible to earn up to 50% of his base salary each year. The applicable performance targets are set at the beginning of each year and are weighted in the manner determined by the Compensation Committee and approved by the Company’s Board of Directors. The CEO’s, President’s and CFO’s annual performance bonus payout is calculated using corporate and personal performance targets which are aligned with the Company’s annual budget and overall strategic goals and plans. The following key performance areas and relative weightings for the year ended December 31, 2015 for the CEO, President and CFO are as follows:

	Percentage Weighting/ Importance

	CEO	President	CFO

1. Operations and Production	40%	40%	12%
Production (oz)	20%	20%	2%
Cost per tonne	10%	10%	5%
Cash Flow	10%	10%	5%

2. Sustainability	15%	15%	3%
Safety	5%	5%	2%
Community Relations	4%	4%	0%
Environmental	4%	4%	0%
Human Resources	2%	2%	1%

3. Growth	20%	20%	2%
Increase reserves at SF Mine > 100,000 oz	8%	8%	0%
Planning for Caballo Blanco and Ana Paula	2%	2%	2%
Ana Paula

• Establish community relationships and alliances with local municipality and social groups
• Establish proper security protocols for personnel, gold handling and explosives as well as emergency response protocols including safety and media responses.	2%	2%	0%
• Complete environmental impact assessment and request environmental permitting.	2% 1%	2% 1%	0% 0%
Caballo Blanco

• Establish community relationships and alliances with local municipality and social groups
• Review and update studies including environmental and engineering for submission of updated Environmental Impact Application	1% 1%	1% 1%	0% 0%
• Establish positive relationship with State Governor and obtain State approval for go ahead on project	3%	3%	0%

4. Balance Sheet Strength	10%	10%	20%
Complete a 5 year budget for capital planning purposes	2%	2%	10%
Equity Financing	3%	3%	2%

Debt Management	3%	3%	4%
Tax Management	2%	2%	4%

5. Corporate Governance	10%	10%	8%
Reporting	5%	5%	5%
Meetings and board materials	5%	5%	3%

6. Share Performance	5%	5%	5%
Relative TSR 1 yr	2.5%	2.5%	2.5%
Relative TSR 3 yr	2.5%	2.5%	2.5%

For the year ended December 31, 2015, the Compensation Committee recommended to the Board, and the Board adopted the recommendation that short term incentive awards not be paid. The Compensation Committee and the Board made this determination following a comprehensive review of the key performance areas identified in relation to short term incentive determinations. Particular weight was given (i) the dramatic decline in the trading value of common shares of the Company, (ii) downward revisions to production guidance and significant increases in cash costs, (iii) management of the Company's treasury, balance sheet and debt, (iv) a reduction in the Company’s resources and reserves, (v) adequacy of planning and long term vision, and (vi) management and operating performance of the San Francisco mine. The Compensation Committee and the Board also considered the good safety and environmental record of the Company, but concluded that on balance performance and the alignment of management compensation with shareholder experience supported a determination that no short term incentive awards be paid.

Long-Term Incentives

A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights (“SARs”) or restricted share compensation. The Company has no long-term incentive plans in place and, therefore, there were no awards made under any long-term incentive plan to the NEOs during the Company’s most recently completed financial year.

It is the Company’s view that a long-term commitment to the Company’s objectives is best achieved by aligning the interests of its executives with those of shareholders through ownership of an equity interest in the Company. Therefore, the Option Plan is a key component of total compensation. The Option Plan also provides the NEOs (and other officers, directors and employees) with the incentive to achieve the Company’s goal of price appreciation of its Common Shares. Each officer is offered an option package on entering service and annual grants are reviewed by the Board. The Board and the NEOs are aware that in years where “in-the-money” options are not exercised and in years where options are not “in-the-money”, the value of the option-based component may be nil.

See “Option-Based Awards” below for further details.

Independent Advice

In 2015, the Compensation Committee did not retain a compensation consultant or advisor.

The following is a summary of the aggregate fees billed by each consultant or advisor or any of its affiliates for services related to determining compensation of any of the Company’s directors and executive officers for the Company’s most recently completed financial year as well as 2014 comparatives:

Consultant	Executive Compensation- Related Fees(1)	All other Fees
2015:
Roger Gurr & Associates	$Nil	$Nil
2014:
Roger Gurr & Associates	$58,485	$Nil

(1)	Includes aggregate fees billed by each consultant for services related to determining compensation for any of the Company’s directors and executive officers.

Other than executive compensation-related fees and other fees disclosed above, no other fees were paid to RGA during the two most recently completed financial year.

Managing Compensation-Related Risk

The Compensation Committee and the Board have active roles in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executives in determining compensation.

Pursuant to an anti-hedging policy adopted by the Board, NEOs and directors of the Company are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange traded funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares of the Company since January 1, 2011 and for the five most recently completed financial years of the Company; compared with the cumulative total return of the S&P/TSX Composite Index since January 1, 2011 and for the five most recently completed financial years of the Company.

Timmins Gold Corp.
Comparison of Five Year Total Common Shareholders’ Return
(as at December 31, 2011, 2012, 2013 2014, and 2015)(1)

Initially, the Company’s executive compensation consisted of higher stock option awards, lower salaries and no bonuses. As the global financial crisis recovered and commercial production at the San Francisco mine commenced, revenues and the share price of the Company increased or remained above prior levels during fiscal 2011 and fiscal 2012. Accordingly, the Compensation Committee determined that it was appropriate to increase salaries and award bonuses during fiscal 2011 and fiscal 2012 to bring them more in line with equivalent sized executive positions of true peer comparator companies. During fiscal 2013, the Compensation Committee increased salaries and maintained 2012 bonus awards. Although the Company suffered poor share performance due mainly to market conditions and weaker gold prices, this was countered by strong operating performance, a significant increase in reserves during fiscal 2013 and an increase in the life of the San Francisco mine. The completion of the mine development, resulting in a stronger cash position and balance sheet, was also a factor contributing to the increased compensation during 2013 and 2014. The decline in the Company’s market value, sustained low gold price environment, reduction of the San Francisco mine life and the maturity profile of the Company’s borrowings during 2015 resulted in a determination not to award bonuses and not to increase salaries for the year.

Option-Based Awards

The Compensation Committee makes recommendations to the Board on the grant of options to directors, officers, key employees and consultants consistent with the terms and conditions of the Company’s Option Plan. The Option Plan is meant to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to provide incentive to such individuals to contribute toward the long-term goals of the Company, and to encourage such individuals to acquire shares of the Company as long-term investments. Individual grants approved by the Board are determined by an assessment of an individual’s current and expected future performance, level of responsibility and the importance of the position to the Company. Previous grants of stock options are taken into account when considering new grants. The number of stock options which may be issued under the Option Plan in the aggregate and to certain individuals and in respect of any financial year is limited under the terms of the Option Plan and cannot be increased without shareholder approval. Existing stock options have up to a five year term and are exercisable at the price determined by the Board subject to applicable regulatory acceptance, at the time the options are granted. Generally, a holder of stock options must be a director, officer, employee or consultant of the Company or its subsidiary or a management company employee in order to receive stock options. Amendments to the Option Plan may be proposed by members of the Board in consultation with the executives and then submitted to the Board for approval. Depending on the nature of an amendment to the Option Plan, shareholder and/or regulatory approval of the amendment may be required. At the Meeting, shareholders will be asked to approve the Amended and Restated Option Plan with substantially the same purpose as described above. See “Amendment and Restatement of Stock Option Plan and Approval of Unallocated Stock Options” for a description of the Amended and Restated Option Plan.

Compensation Governance

The Compensation Committee reviews the compensation for the directors and executive officers and makes recommendations to the Board. The Compensation Committee reviews position descriptions as they are developed, evaluates the performance of the Company’s senior executive officers and directors and reviews the design and competitiveness of the Company’s compensation arrangements. As of the date of hereof, the members of the Compensation Committee are George Brack, Bryan Coates, Paula Rogers and Jose Vizquerra (Chair). All of the members of the Compensation Committee are “independent”, within the meaning set out in National Instrument 52-110 – Audit Committees (“NI 52-110”) and Section 803 of the NYSE MKT LLC (the “NYSE MKT”) Company Guide.

See “Corporate Governance – Compensation” below for a description of responsibilities, powers and operations of the Compensation Committee.

Summary Compensation Table

The following table discloses a summary of compensation paid to the Company’s NEOs for the three most recently completed financial years.

Name and principal position	Year	Salary	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value	All other compen- sation	Total compen- sation
					Annual incentive plans	Long- term incentive plans
Bruce Bragagnolo(5) Former Chief Executive Officer	2015 2014 2013	$380,747 $470,833 $450,000	Nil Nil Nil	$180,224 $289,395 $239,983	Nil (4) $393,287 $225,000(3)	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	$560,971 $1,153,515 $914,983
Arturo Bonillas	2015	$448,357	Nil	$180,224	Nil	Nil	N/A	Nil	$628,581
President(6)
	2014	$449,420	Nil	$289,395	$404,210(4)	Nil	N/A	Nil	$1,143,025
	2013	$450,000	Nil	$239,983	$225,000(3)	Nil	N/A	Nil	$914,983
Darren Prins(2)
Chief Financial	2015	$275,000	Nil	$54,067	Nil	Nil	N/A	Nil	$329,067
Officer	2014	$275,000	Nil	$86,818	$100,000(4)	Nil	N/A	Nil	$461,818
	2013	$212,492	Nil	$119,992	$103,750(3)	Nil	N/A	Nil	$436,234
Miguel Bonilla(6)
Vice-President	2015	$233,997	Nil	$72,089	$22,939	Nil	N/A	Nil	$329,025
Finance Mexico	2014	$225,535	Nil	$86,818	$100,000	Nil	N/A	Nil	$412,353
	2013	$173,966	Nil	$79,475	$17,893	Nil	N/A	Nil	$271,334
Alexander Tsakumis	2015	$200,000	Nil	$36,044	Nil	Nil	N/A	Nil	$236,044
Vice-President
Corporate	2014	$208,750	Nil	$57,897	$75,000(4)	Nil	N/A	Nil	$341,647
Development	2013	$175,000	Nil	$39,737	$30,000(3)	Nil	N/A	Nil	$244,737
Taj Singh
Vice-President	2015	$245,000 (7)	Nil	$36,044	Nil	Nil	N/A	Nil	$281,044
Business	2014	$234,583(7)	Nil	$57,879	$110,000(4)	Nil	N/A	Nil	$402,462
Development	2013	$200,000	Nil	$39,737	$20,000(3)	Nil	N/A	Nil	$259,737
Mark Backens(5) Interim Chief Executive Officer	2015 2014 2013	$59,866 N/A N/A	Nil N/A N/A	$153,404 N/A N/A	Nil N/A N/A	Nil N/A N/A	N/A N/A N/A	25,766(8) N/A N/A	$239,036 N/A N/A

(1)	During the year ended December 31, 2015, the grant date fair value (“GDFV”) of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following assumptions: (a) risk-free interest rate 0.9%; (b) option life 4.1 years; (c) annual volatility 64%; and (d) dividend rate 0%.
(2)	Mr. Prins was appointed the Vice President of Finance of the Company on August 15, 2011, the interim CFO on May 8, 2012 and the CFO on June 28, 2012.
(3)	Paid to the NEOs subsequent to the year ended December 31, 2014 in connection with performance during the year ended December 31, 2014.

(4)	Does not include a retroactive salary payment for the year ended December 31, 2014 of $20,834 paid subsequent to December 31, 2014.
(5)	Mr. Bragagnolo ceased as CEO of the Company on October 6, 2015, and Mr. Backens was appointed the interim CEO of the Company on October 6, 2015.
(6)	The compensation of Mr. Bonillas and Mr. Bonilla is paid in $US. The amounts reflected in the table above are converted to $CAD using the Bank of Canada Average Annual Exchange Rate for 2014 and 2015, respectively.
(7)	Includes $14,583 in 2014 and $25,000 in 2015 payable to Mr. Singh as compensation for acting as the Company’s “Qualified Person” as defined in NI 43-101.
(8)	Represents Mr. Backens directors’ fee.

The Company’s Compensation Committee reviews all executive compensation arrangements on an ongoing basis. The 2015 salaries and annual incentive bonuses paid to the executive officers of the Company and disclosed in the table above were based on Compensation Committee deliberations.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards outstanding for each NEO at December 31, 2015. The NEOs do not have any outstanding share-based awards:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Bruce Bragagnolo	600,000 1,000,000 500,000 500,000 500,000	$2.50 $2.56 $1.25 $1.03 $0.75	Apr. 4/16 Jan. 26/17 Dec. 18/18 Dec. 31/19 May 7/20	Nil Nil Nil Nil Nil	N/A	N/A	N/A
Arturo Bonillas	600,000 1,000,000 500,000 500,000 500,000	$2.50 $2.56 $1.25 $1.03 $0.75	Apr. 4/16 Jan. 26/17 Dec. 18/18 Dec. 31/19 May 7/20	Nil Nil Nil Nil Nil	N/A	N/A	N/A
Darren Prins	100,000 100,000 250,000 150,000 150,000	$2.75 $2.74 $1.25 $1.03 $0.75	Aug. 15/16 Sept. 28/17 Dec. 18/18 Dec. 31/19 May 7/20	Nil Nil Nil Nil Nil	N/A	N/A	N/A
Miguel Bonilla	200,000 100,000 200,000 150,000 200,000	$2.50 $2.74 $1.25 $1.03 $0.75	Apr. 4/16 Sept. 18/17 Dec. 31/18 Dec. 31/19 May 7/20	Nil Nil Nil Nil Nil]	N/A	N/A	N/A
Taj Singh	100,000 100,000 100,000 100,000	$2.74 $1.25 $1.03 $0.75	Sept. 18/17 Dec. 31/18 Dec. 31/19 Mat 7/20	Nil Nil Nil Nil	N/A	N/A	N/A
Alexander	300,000	$2.50	Apr. 4/16	Nil	N/A	N/A	N/A

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Tsakumis	50,000 100,000 100,000 100,000	$2.74 $1.25 $1.03 $0.75	Sept. 28/17 Dec. 31/18 Dec. 31/19 May 7/20	Nil Nil Nil Nil
Mark Backens	200,000 150,000 800,000 315,000(2)	$0.76 $0.29 $0.25 $0.96	May 26/20 Nov. 5/20 Nov. 5/20 May 20/21	Nil Nil Nil Nil	N/A	N/A	N/A

(1)	Calculated based on the difference between the market price of the Company’s shares on the TSX on December 31, 2015 ($0.19) and the exercise price of the options.
(2)	Previously options in Newstrike Capital Inc. that were converted into option of the Company upon the completion of the Plan of Arrangement between the Company and Newstrike Capital Inc. on May 26, 2015.

Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2015 for each NEO.

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bruce Bragagnolo	Nil (2)	N/A	N/A
Arturo Bonillas	Nil(2)	N/A	N/A
Darren Prins	Nil (2)	N/A	N/A
Miguel Bonilla	Nil(2)	N/A	N/A
Taj Singh	Nil(2)	N/A	N/A
Alexander Tsakumis	Nil(2)	N/A	N/A
Mark Backens	Nil(2)	N/A	N/A

(1)	Calculated based on the difference between the base price of the options and the dollar value that would have been realized if the options had been exercised on the vesting dates.
(2)	The base price of the options that vested during the year ended December 31, 2015 was equal to or higher than the market price on the vesting dates.

Pension Plans

The Company does not provide a pension plan for directors or executives.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into an employment agreement with Mark Backens (“Backens”) dated October 6, 2015, pursuant to which Backens agreed to act as Interim CEO of the Company and to perform such duties as are regularly and customarily performed by the CEO of a public company, including, without limitation, the role of the CEO pursuant to the position description adopted by the Board. Pursuant to the terms of the agreement, Backens is paid a salary of $20,833 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Backens for reasonable expenses incurred by Backens for travel and other expenses actually and properly incurred by Backens in connection with providing the services under the agreement. The term of Backens engagement is indefinite and either party may terminate the employment agreement upon 30 days written notice. If the Company closes a Change of Control Transaction during the term of the employment agreement, Backens is entitled to receive a payment of two times his base salary payable in Backens’ discretion in cash or common shares of the Company or a combination of cash and common shares of the Company. “Change of Control Transaction” has the meaning set forth in the employment agreement, and includes an acquisition of voting control of the Company, a merger, amalgamation or consolidation if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders prior to such merger, amalgamation or consolidation, the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors, a tender offer, takeover bid or other offer which results in the ownership by the offeror of more than 50% of the shares of the Company or the sale or disposition by the Company of all or substantially all of its assets. Assuming a Change of Control Transaction had occurred on December 31, 2015, estimated payments under this agreement would be $500,000.

The Company entered into an updated employment agreement with Bruce Bragagnolo (“Bragagnolo”) dated August 1, 2014, effective January 1, 2014, pursuant to which Bragagnolo agreed to perform such duties as are regularly and customarily performed by the CEO of a public company, including, without limitation, the role of the CEO pursuant to the position description adopted by the Board. Pursuant to the terms of the agreement, Bragagnolo is paid a salary of $41,666 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Bragagnolo for reasonable expenses incurred by Bragagnolo for travel and other expenses actually and properly incurred by Bragagnolo in connection with providing the services under the agreement. The term of Bragagnolo’s engagement is indefinite. If Bragagnolo’s engagement is (i) terminated without cause, (ii) terminated by Bragagnolo for “good reason” as that term is defined in the agreement, or (iii) terminated without cause or for “good reason”, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment of two times his base salary plus a further amount equal to the maximum bonus payable for the current year. “Change of Control Event” has the meaning set forth in the employment agreement, and includes an acquisition of voting control of the Company, a merger, amalgamation or consolidation if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders prior to such merger, amalgamation or consolidation, or the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors. Assuming a Change of Control Event had occurred on December 31, 2015, estimated payments under this agreement would be nil as Bragagnolo’s employment agreement was terminated on October 6, 2015. Upon a termination as a result of a Change of Control Event, all stock options which have not already vested would vest immediately and be exercisable up to the date originally set for exercise of such stock options at the time they were first awarded and three months after the termination. On October 6, 2015 Bragagnolo's employment agreement was terminated without cause and he resigned as a director. On April 19, 2016 the Company and Bragagnolo entered into a settlement agreement with respect to his employment agreement. The Company agreed to pay Bragagnolo's legal fees and issue Common Shares to Bragagnolo equal to the cash value of the after tax amounts due to him under his employment agreement.

The Company entered into an employment agreement with Arturo Bonillas (“Bonillas”) dated August 1, 2014, effective January 1, 2014, pursuant to which Bonillas agreed to perform such duties as are regularly and customarily performed by the President of a public company, including, without limitation, the role of the President pursuant to the position description adopted by the Board. Pursuant to the terms of the agreement, Bonillas is paid a salary of $41,666 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Bonillas for reasonable expenses incurred by Bonillas for travel and other expenses actually and properly incurred by Bonillas in connection with providing the services under the agreement. The term of Bonillas’ engagement is indefinite. If Bonillas’ engagement is (i) terminated without cause, (ii) terminated by Bonillas for “good reason” as that term is defined in the agreement, or (iii) terminated without cause or for “good reason”, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment of two times his base salary plus a further amount equal to the maximum bonus payable for the current year. “Change of Control Event” includes: (i) a merger, amalgamation, arrangement or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity’s securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (ii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iii) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) which results in the ownership by such entity person or group acting in concert of more than 50% of the issued and outstanding voting shares of the Company, or (iv) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company. Assuming a change of control had occurred on December 31, 2015, estimated payments under this agreement would be $1,500,000. Upon a termination during a change of control, all stock options which have not already vested would vest immediately and be exercisable up to the date originally set for exercise of such stock options at the time they were first awarded and three months after the termination.

The Company entered into an employment agreement with Darren Prins (“Prins”) dated January 1, 2014, pursuant to which Prins agreed to provide duties as are regularly and customarily performed by the CFO, as more particularly set forth in the agreement. Pursuant to the terms of the agreement, Prins is paid a salary of $22,916 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Prins for reasonable expenses incurred by Prins for travel and other expenses actually and properly incurred by Prins in connection with providing the services under the agreement. The term of Prins’ engagement is indefinite. If Prins’ engagement is terminated by the Company without cause or by Prins for “good reason” as that term is defined in the agreement, he is entitled to receive two times his base salary plus an amount equal to 50% of his annual base salary. If Prins’ engagement is terminated by the Company without cause or for good reason by Prins, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to two times his base salary plus an amount equal to 50% of his base salary. “Change of Control Event” includes: (i) an acquisition, directly or indirectly, of voting shares of the Company by any person or group of persons acting in concert (other than an approved holder) such that such person or group of persons are able for the first time to affect materially the control of the Company, (ii) a merger, amalgamation, or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity’s securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (iii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iv) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) more than 50% of the issued and outstanding voting shares of the Company, or (v) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company. Assuming a Change of Control Event had occurred on December 31, 2015, estimated payments under this agreement would be $687,500.

The Company entered into an updated employment agreement with Miguel Bonilla (“Bonilla”) dated January 1, 2014, pursuant to which Bonilla agreed to provide duties as are regularly and customarily performed by the Vice President Finance, as more particularly set forth in the agreement. Pursuant to the terms of the agreement, Bonilla is paid a salary of $18,795 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Bonilla for reasonable expenses incurred by Bonilla for travel and other expenses actually and properly incurred by Bonilla in connection with providing the services under the agreement. The term of Bonilla’s engagement is indefinite. If Bonilla’s engagement is terminated by the Company without cause or by Bonilla for “good reason” as that term is defined in the agreement, he is entitled to receive two times his base salary plus an amount equal to 50% of his annual base salary. If Bonilla’s engagement is terminated by the Company without cause or for good reason by Bonilla, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to two times his base salary plus an amount equal to 50% of his base salary. “Change of Control Event” includes: (i) an acquisition, directly or indirectly, of voting shares of the Company by any person or group of persons acting in concert (other than an approved holder) such that such person or group of persons are able for the first time to affect materially the control of the company, (ii) a merger, amalgamation, or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity’s securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (iii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iv) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) which results in the ownership by such entity person or group acting in concert of more than 50% of the issued and outstanding voting shares of the Company, or (v) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company. Assuming a Change of Control Event had occurred on December 31, 2015, estimated payments under this agreement would be $563,838.

The Company entered into an updated employment agreement with Taj Singh (“Singh”) dated July 29, 2015 pursuant to which Singh agreed to provide duties as are regularly and customarily performed by the Vice President Engineering and Project Development, as more particularly set forth in the agreement. Pursuant to the terms of the agreement, Singh is paid a salary of $18,333 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Singh for reasonable expenses incurred by Singh for travel and other expenses actually and properly incurred by Singh in connection with providing the services under the agreement. The term of Singh’s engagement is indefinite. If Singh’s engagement is terminated by the Company without cause or by Singh for “good reason” as that term is defined in the agreement, he is entitled to receive an amount equal to his base salary. If Singh’s engagement is terminated by the Company without cause or for good reason by Singh, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to two and one half times his base salary. “Change of Control Event” includes: (i) an acquisition, directly or indirectly, of voting shares of the Company by any person or group of persons acting in concert (other than an approved holder) such that such person or group of persons are able for the first time to affect materially the control of the company, (ii) a merger, amalgamation, or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity’s securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (iii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iv) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) of more than 50% of the issued and outstanding voting shares of the Company, or (v) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company. Assuming a Change of Control Event had occurred on December 31, 2015, estimated payments under this agreement would be $550,000.

The Company entered into an updated consulting agreement with 475063 B.C. Ltd. (“475”), the principal and beneficial shareholder of which is Alexander Tsakumis, dated January 1, 2014, pursuant to which 475 agreed to provide services as are regularly and customarily performed by the Vice President Corporate Development, as more particularly set forth in the agreement. Pursuant to the terms of the agreement, 475 is paid a monthly consulting fee of $16,667 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse 475 for reasonable expenses incurred by 475 for travel and other expenses actually and properly incurred by 475 in connection with providing the services under the agreement. The term of 475’s engagement is indefinite. If 475’s engagement is terminated by the Company without cause or by 475 for “good reason” as that term is defined in the agreement, it is entitled to receive an amount equal to its annual consulting fee. If 475’s engagement is terminated by the Company without cause or for good reason by 475 during the 13 month period beginning one month prior to the date a Change of Control Event occurs, 475 is entitled to receive a termination payment equal to two and one half times the annual consulting fee. “Change of Control Event” includes: (i) an acquisition, directly or indirectly, of voting shares of the Company by any person or group of persons acting in concert (other than an approved holder) such that such person or group of persons are able for the first time to affect materially the control of the company, (ii) a merger, amalgamation, or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity’s securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (iii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iv) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) of more than 50% of the issued and outstanding voting shares of the Company, or (v) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company. Assuming a Change of Control Event had occurred on December 31, 2015, estimated payments under this agreement would be $500,000.

Except as disclosed above, neither the Company nor its subsidiaries are parties to any contracts, nor have entered into any plans or arrangements which require compensation to be paid to any of the NEOs in the event of: (a) termination, resignation, retirement from or of employment with the Company or one of its subsidiaries; (b) a change of control of the Company or one of its subsidiaries; or (c) a change in the NEO’s responsibilities.

Director Compensation

Director Compensation Table

The following table discloses the compensation paid to the directors who are not NEOs for the Company’s most recently completed financial year.

Name	Fees earned	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation	Pension value	All other compensa- tion	Total
George Brack	$45,833	Ni	$80,945	N/A	N/A	Nil	$126,778
Bryan Coates	$68,750	Nil	$80,945	N/A	N/A	Nil	$149,695
Anthony Hawkshaw	$50,208	Nil	$80,945	N/A	N/A	Nil	$131,153
Stephen Lang	$55,833	Nil	$80,945	N/A	N/A	Nil	$136,778
Luc Lessard	$52,708	Nil	$80,945	N/A	N/A	Nil	$133,653
Paula Rogers	$56,833	Nil	$80,945	N/A	N/A	Nil	$137,778
Jose Alberto Vizquerra Benavides	$55,000 (4)	Nil	$80,945	N/A	N/A	$25,000	$160,945

(1)	During the year ended December 31, 2015, the fair value of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following assumptions: (a) risk-free interest rate 0.9%; (b) option life 4.1 years; (c) annual volatility 64%; and (d) dividend rate 0%. The amounts presented above represent the total GDFV of the options granted during the year.

As disclosed above, the Company’s Compensation Committee assesses all director compensation arrangements on an ongoing basis.

Effective January 1, 2015, the Company paid the non-executive directors a fee of $50,000 per annum for acting as directors. The Company paid the Chair of the Board $25,000 for acting as Chair of the Board in addition to his directors’ fees and the Company paid the Audit Committee Chair $12,000 per year for acting as Chair of the Audit Committee in addition to her directors’ fees. The Company paid the Compensation Committee Chair $10,000 per year for acting as the Chair of the Compensation Committee in addition to his directors’ fees. The Company paid the chairs of all other committees $7,500 per year for acting as committee chairs, in addition to their directors’ fees. Effective October 1, 2015 the Company reduced the non-executive directors’ fee to $25,000 per annum for acting as directors. The Company reduced the fee paid to the Chair of the Board to $12,500 for acting as Chair of the Board in addition to his directors’ fees and the Company reduced the fee paid to the Audit Committee Chair to $6,000 per year for acting as Chair of the Audit Committee in addition to her directors’ fees. The Company reduced the fees paid to the Compensation Committee Chair to $5,000 per year for acting as the Chair of the Compensation Committee in addition to his directors’ fees. The Company reduced the fees paid to the chairs of all other committees to $3,750 per year for acting as committee chairs, in addition to their directors’ fees.

The Company grants from time to time incentive stock options in accordance with the terms of the Company’s stock option plan and the policies of the TSX and the NYSE MKT. During the most recently completed financial year, the Company granted incentive stock options to certain directors and officers (refer to the table below and the audited consolidated financial statements of the Company for the year ended December 31, 2015).

The 2015 directors’ fees and chairs’ fees paid to the directors of the Company and disclosed in the table above were based on deliberations of the Compensation Committee.

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards outstanding for each director who is not a NEO at December 31, 2015. The directors do not have any outstanding share-based awards:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
George Brack	200,000 200,000 150,000 180,000(2)	$2.00 $0.76 $0.29 $0.78	Aug. 06/19 May 26/20 Nov. 5/20 June 27/20	Nil Nil Nil Nil	N/A	N/A	N/A
Bryan Coates	200,000 200,000 150,000	$2.00 $0.76 $0.29	Aug. 06/19 May 26/20 Nov. 5/20	Nil Nil Nil	N/A	N/A	N/A
Anthony Hawkshaw	200,000 200,000 150,000	$2.00 $0.76 $0.29	Aug. 06/19 May 26/20 Nov. 5/20	Nil Nil Nil	N/A	N/A	N/A
Stephen Lang	200,000 200,000 150,000	$2.00 $0.76 $0.29	Aug. 06/19 May 26/20 Nov. 5/20	Nil Nil Nil	N/A	N/A	N/A
Luc Lessard	200,000 200,000 150,000	$2.00 $0.76 $0.29	Aug. 06/19 May 26/20 Nov. 5/20	Nil Nil Nil	N/A	N/A	N/A
Paula Rogers	100,000 100,000 125,000 200,000 200,000 150,000	$2.50 $2.56 $1.25 $2.00 $0.76 $0.29	Apr. 04/16 Jan. 26/17 Dec. 18/18 Aug. 06/19 May 26/20 Nov. 5/20	Nil Nil Nil Nil Nil Nil	N/A	N/A	N/A
Jose Alberto Vizquerra Benavides	125,0000 200,000 200,000 150,000	$1.25 $2.00 $0.76 $0.29	Dec. 18/18 Aug. 06/19 May 26/20 Nov. 5/20	Nil Nil Nil Nil	N/A	N/A	N/A

(1)	Calculated based on the difference between the market price of the Company’s shares on the TSX on December 31, 2014 ($0.19) and the exercise price of the options.
(2)	Previously options in Newstrike Capital Inc. that were converted into option of the Company upon the completion of the Plan of Arrangement between the Company and Newstrike Capital Inc. on May 26, 2015.

Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2015. Option-based awards are granted at the closing price of the Company’s Common Shares on the TSX on the date of grant. Options awarded prior to 2013 vest one quarter every three months commencing on the date of grant. Options awarded during and after 2013 vest one quarter every year commencing on the date of grant. All options have a five-year term:

Name	Option-based awards – Value vested during the year(1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
George Brack	Nil(2)	N/A	N/A
Bryan Coates	Nil(2)	N/A	N/A
Anthony Hawkshaw	Nil(2)	N/A	N/A
Stephen Lang	Nil(2)	N/A	N/A
Luc Lessard	Nil(2)	N/A	N/A
Paula Rogers	Nil(2)	N/A	N/A
Jose Alberto Vizquerra Benavides	Nil(2)	N/A	N/A

(1)	Calculated based on the difference between the base price of the options and the dollar value that would have been realized if the options had been exercised on the vesting dates.
(2)	The base price of the options that vested during the year ended December 31, 2015 was equal to or higher than the market price on the vesting dates.

The only equity compensation plan which the Company has in place is the Option Plan, which was previously approved by the shareholders on July 18, 2013. If approved by the shareholders of the Company at the Meeting, the Amended and Restated Option Plan will replace the Option Plan as the only equity compensation plan in effect. The following table sets forth details of options outstanding under the Option Plan as at December 31, 2015:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	21,465,500	$1.47	10,067,719

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans not approved by securityholders	None	None	None
Total	21,465,500	$1.47	10,067,719

(1)	The Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding Common Shares of the Company (subject to standard anti-dilution adjustments). As the number of issued and outstanding Common Shares of the Company increases, the number of shares available under the Option Plan automatically increases proportionately. If a stock option is exercised, expires or otherwise terminates for any reason, the number of Common Shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the Option Plan. As of December 31, 2015, there were 315,332,190 Common Shares issued and outstanding.

Pursuant to the Amended and Restated Option Plan, all options issued and outstanding under the Option Plan will be governed and exercisable under the Amended and Restated Option Plan.

As at the date of this Circular, a total of 18,740,500 Common Shares are issuable upon exercise of outstanding options under the Option Plan,(including options assumed by the Company in connection with the plan of arrangement with Newstrike Capital Inc.) representing 5.93% of the issued and outstanding share capital of the Company.

Particulars of the Current Option Plan

The following is a summary of the principal terms of the Option Plan:

The Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees. The terms “directors”, “employees”, “consultants” and “management company employees” have the meanings set out in the Option Plan. In addition, the term “director” is defined in the Option Plan to include directors and senior officers.

The Compensation Committee of the Board has been delegated the authority to administer and grant options under the Option Plan. The Option Plan also provides for the designation of a director or other senior officer or employee of the Company as administrator of the Option Plan for the purposes of attending to certain matters including notifying option holders of grants approved by the Board and administering to the exercise of options upon request of option holders. The administrator is currently the Corporate Secretary of the Company, Leslie Kapusianyk.

The Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding Common Shares of the Company (subject to standard anti-dilution adjustments). If a stock option is exercised, expires or otherwise terminates for any reason, the number of Commons Shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the Option Plan. Any stock option outstanding when the Option Plan is terminated will remain in effect until it is exercised or it expires.

The Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)	options may be exercisable for a maximum of five years from the date of grant;

(c)	options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d)	options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to employees conducting Investor Relations Activities (as defined in the Option Plan), in any 12 month period;

(e)	the number of Common Shares issued to Insiders in any 12 month period and issuable to insiders at any time under the Option Plan, together with any securities of the Company under any other security-based compensation arrangements, must equal less than 10% of the issued and outstanding shares of the Company;

(f)	options held by an option holder who is a director or officer of the Company must expire on the earlier of their expiry date and 90 days after the option holder ceases to be a director or officer of the Company;

(g)	options held by an option holder who is an employee, consultant or management company employee must expire on the earlier of their expiry date and 30 days after the option holder ceases to be an employee, consultant or management company employee; and

(h)	in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period expiring on the earlier of their expiry date and one year following the option holder’s death.

The Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

In addition, under the Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (a) ceasing to meet the qualifications under the Business Corporations Act (British Columbia); (b) the passing of a special resolution by the shareholders; or (c) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the Market Price of the Company’s Common Shares as of the date of the grant of the stock option (the “Award Date”). The term “Market Price” is defined in the TSX Company Manual and will be the volume weighted average trading price of the Company’s Common Shares for the five trading days immediately preceding the Award Date, or otherwise in accordance with the terms of the Option Plan. In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common Shares will not be issued pursuant to stock options granted under the Option Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The Board may, from time to time, amend the Option Plan and the terms and conditions of any options thereafter to be granted without further shareholder approval. The Board may make an amendment to the Option Plan for the purpose of meeting any change in relevant law, rule or regulation applicable to the Option Plan, any options or the shares or for any other purpose which may be permitted by all relevant laws, regulations rules and policies provided always that any such amendment shall not alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment and shareholder approval will not be sought for such amendments.

For a detailed discussion of the Amended and Restated Option Plan, see the heading “Amendment and Restatement of Stock Option Plan and Approval of Unallocated Stock Options” in this Circular.

AUDIT COMMITTEE

The Audit Committee’s duties and responsibilities are specified by law and in the Charter of the Audit Committee. The Audit Committee meets regularly with the CEO and CFO and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans. The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors. The Audit Committee reviews and recommends to the Board for approval the annual financial statements and MD&A, reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities. The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders’ meeting to serve one-year terms and are permitted to serve an unlimited number of consecutive terms.

As required by NI 52-110, the Company’s Annual Information Form for the year ended December 31, 2015, which is available on SEDAR, contains additional disclosure regarding the Audit Committee, including its Charter.

Composition of the Audit Committee

As of the date of hereof, the members of the Audit Committee are Paula Rogers (Chair), Luc Lessard and Anthony Hawkshaw. All of the members of the Audit Committee are “independent”, within the meaning set out in NI 52-110, section 803 of the NYSE MKT Company Guide and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. All of the members of the Audit Committee are financially literate, within the meaning set out in NI 52-110 and section 803 of the NYSE MKT Company Guide. Luc Lessard is not standing for re-election to the Board of the Company, accordingly a new member to the Audit Committee will be appointed by the Board on May 12, 2016 when Mr. Lessard’s appointment concludes. The Audit Committee holds formal and informal meetings, and the Audit Committee had 100% attendance at all formal meetings held in 2015.

The Board of the Company has determined that Paula Rogers and Anthony Hawkshaw are “audit committee financial experts”, as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitations for purpose of Section 11 of the U.S. Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors of the Company in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors of the Company.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the board of directors.

De-Minimis Non-Audit Services

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions contained in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under section 8, Exemptions of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to pre-approve all non-audit services proposed to be provided by the external auditor. Such approval may, at the discretion of the Audit Committee, be done either by the Chair of the Audit Committee, who will advise the Audit Committee of such approval, or if the Chair prefers, through the Audit Committee itself.

CORPORATE GOVERNANCE

General

In compliance with the requirements of the Business Corporations Act (British Columbia), under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the recommended guidelines established by National Policy 58-201-Corporate Governance Guidelines (“NP 58-201”), the Board has adopted the following Corporate Governance Policies.

Board of Directors

The Board is currently comprised of the individuals named in the following table. For information regarding the nominees for election to the Board at the Meeting, see “Election of Directors”.

Director	Independent or Not	Directorship in other Public Companies	Attendance at Meetings During Year Ended Dec. 31, 2015
George Brack	Independent	Silver Wheaton Corp. Capstone Mining Corp. Alexco Resource Corp. Geologix Explorations Inc.	13/14(1)
Bryan Coates	Independent	Golden Queen Mining Company	14/14
Anthony Hawkshaw	Independent	Regulus Resources Inc.	13/14
Stephen Lang	Independent	Centerra Gold Inc. International Tower Hill Mines Ltd.	14/14
Luc Lessard	Independent	Nighthawk Gold Corp.	13/14
Paula Rogers	Independent	Diversified Royalty Corp. NeutriSci International Inc.	14/14
Jose Alberto Vizquerra Benavides	Independent	Oban Mining Corporation	13/14
Mark D. Backens	Non-Independent	Anthem United Inc.	7/7(2)

(1)  Mr. Brack recused himself from one meeting and portions of other meetings after declaring a conflict of interest in the Newstrike transaction.
(2)  Mr. Backens was appointed to the Board on May 26, 2015.

The Company entered into a consulting agreement with Anthony Hawkshaw (“Hawkshaw”) dated October 6, 2015 pursuant to which Hawkshaw agreed to provide special advisory services regarding cash and capital matters, to assist the Company’s efforts to improve its financial position and seek new capital for project developments, as instructed by the Finance Committee and the Board of Directors and as more particularly set forth in the agreement. Pursuant to the terms of the agreement, Hawkshaw is paid a fee of $1,000 per eight hour day with proportionate payment for fractional days worked. The term of Hawkshaw’s engagement is indefinite. Either party may terminate the consulting agreement upon 15 days written notice.

NP 58-201 suggests that a majority of the Board should be “independent” directors. National Instrument 58-101-Disclosure of Corporate Governance Practices defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. The Company’s Chair of the Board, Bryan Coates, is considered to be “independent” within the meaning of NP 58-201 and section 803 of the NYSE MKT Company Guide. In addition, George Brack, Anthony Hawkshaw, Stephen Lang, Luc Lessard, Paula Rogers, and Jose Vizquerra, are considered to be “independent” within the meaning of NP 58-201 and section 803 of the NYSE MKT Company Guide. Mark Backens is not considered to be “independent” within the meaning of NP 58-201 or section 803 of the NYSE MKT Company Guide as he is an executive officer of the Company.

As at the date of the Meeting, and upon the election of the directors nominated by management at the Meeting, the Board will be comprised of a majority of independent directors. See “Election of Directors” below for further details.

The independent directors have the opportunity to hold discussions in the absence of management through their participation in the Compensation Committee and Audit Committee. In addition, the independent directors may hold ad hoc meetings from time to time as and when appropriate. There were no regularly scheduled meetings of independent directors in the past year, however the independent directors did meet following every board meeting during 2015.

Board Mandate

A copy of the Board Charter is attached as Schedule “D” to this Circular. The mandate of the Board is to supervise the management of the Company’s business and affairs and in doing so to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In supervising the management of the Company’s business and affairs, the responsibilities of the Board include:

(a)	identifying the principal risks of the Company’s business and creating and implementing appropriate systems to manage these risks;

(b)	considering opportunities and risks of the business, and strategic alternatives, and selecting and approving an annual strategic plan;

(c)	approving an annual operating plan and any capital budget plans;

(d)	satisfying itself that the Company has effective internal controls and management information systems;

(e)	selecting a CEO and President, approving all key executive appointments and compensation, and monitoring the executive development process to ensure management continuity;

(f)	satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(g)	approving a system for succession planning for the CEO and President, and all key executive appointments, including appointing, training and monitoring senior management;

(h)	appointing a Chair of the Board and/or a chair for each meeting of the Board;

(i)	planning for and budgeting financial and other resources sufficient to meet its commitments when due to lenders, employees, and other stakeholders;

(j)	taking action, separate from management, on issues that require the independent action of the Board or one of its committees;

(k)	requiring and overseeing effective programs for workplace safety and environmental practices, and operating in accordance with applicable laws, regulations and permits; and

(l)	requiring and overseeing measures for receiving communications from stakeholders, including investors, employees, the communities in which it operates and the governments of those communities and through its CEO or President, receiving and considering responses and other communications.

At present, the Board has delegated the day-to-day management of the business and affairs of the Company to the executive officers of the Company. Generally, operations in the ordinary course or that are not in the ordinary course but do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and involve material expenditures or commitment on the part of the Company require prior approval of the Board. Any responsibility which is not delegated to management or a Board committee remains with the Board.

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the Board adopted a Majority Voting Policy on June 20, 2014. The Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is equal to the number of directors to be elected), each director of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. If, in an uncontested election of directors, the number of shares withheld for a nominee exceeds the number of shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation.

Within 90 days after the shareholders’ meeting, the Corporate Governance and Nominating Committee of the Company will determine whether to accept the resignation, which resignation should be accepted absent exceptional circumstances. The Company shall promptly issue a news release with the Board’s decision, which must fully state the reasons for that decision. The resignation becomes effective when accepted by the Board. If a resignation is accepted, the Board may leave the position vacant, fill the vacancy through the appointment of a director whom the Board considers to merit the confidence of the shareholders of the Company, or call a special meeting of shareholders to consider the election of a nominee recommended by the Board to fill the vacant position. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Corporate Governance and Nominating Committee or the Board at which the resignation is considered. However, the director shall remain active and engaged in all other Board and Board committee activities, deliberations and decisions during this process.

A copy of the Company’s majority voting policy may be obtained under the Company’s profile on SEDAR at www.sedar.com.

Position Descriptions

The titles of CEO and President are commensurate with their roles and responsibilities as within the Company and the practical recognition that Mr. Bonillas serves as the Company’s key executive in Mexico and Mr. Backens serves as the Company’s key executive outside of Mexico. Bruce Bragagnolo ceased as the Company’s CEO on October 6, 2015.

Mark Backens is the Interim CEO. His role and responsibilities are set out in a written position description. The CEO is responsible for meeting the corporate goals and objectives developed by the Board. He has the authority and is responsible for overseeing and achieving the governance, financing and regulatory compliance obligations and performance guidelines approved by the Board, for implementing the Company’s strategic plan and for maintaining relationships with the Company’s shareholders and other stakeholders. This authority and responsibility includes defining roles, hiring, retaining, firing, compensating and overseeing corporate officers, employees, consultants and advisors and defining the scope of their work or services. The CEO will initiate Board review and input or ratification on proposals on such matters as:

(a)	governance or management practices and reporting;

(b)	timely and effective operational management and control as necessary to allow the Board to fulfill its oversight responsibilities;

(c)	financing and investment;

(d)	acquisitions and restructuring;

(e)	exploration, product development or services diversification;

(f)	new business opportunities; and

(g)	major capital and operational expenditures.

Arturo Bonillas is the President. His role and responsibilities are set out in a written position description. The President is responsible for meeting the corporate goals and objectives developed by the Board, including the management and control of the day to day operations in Mexico. He has the authority and is responsible for achieving the operational performance guidelines approved by the Board by an annual strategic plan and budget or other resolutions, subject to the coordination of responsibilities with the CEO including defining roles, hiring, retaining, firing, compensating and overseeing corporate officers, employees, consultants and advisors and defining the scope of their work or services. The President will initiate Board review and input or ratification on proposals on such matters as:

(a)	management practices and reporting regarding operations in Mexico;

(b)	systems control and procedures, and proposals regarding efficiency improvements, with respect to operations in Mexico;

(c)	environmental and social responsibility matters; and

(d)	major capital and operational expenditures.

Bryan Coates is the Chair of the Board. His role and responsibilities are set out in a written position description. The Chair is responsible for Board leadership (including confirming governance framework and advising the directors of their obligations, presiding over Board meetings and related decision making, sitting as a member of the Corporate Governance and Nominating Committee, and in consultation with the CEO, requiring adequate personnel and resources are available for effective Board functioning), strategic leadership (including working closely with the President and CEO on matters of informed decision making and strategic oversight) and governance leadership (including assuming primary responsibility for the governance of the Board).

Although the Board has developed written mandates for each of the Board committees, the Board has not yet developed written position descriptions for the chairs of each Board committee. The written mandate for each committee delineates the role and responsibilities for each committee chair.

The Board retains the authority and responsibility for the hiring, firing, compensating and monitoring of the CEO, President and CFO, and such other senior key personnel as the Board from time to time directs.

Orientation and Continuing Education

As part of an orientation program provided by the Corporate Governance and Nominations Committee, new directors are provided with an integrated Board manual of principles, policies and practice tools for Board governance, and access to an integrated website at www.timminsgold.com, public information on the Canadian SEDAR system, and restricted access for directors to confidential but relevant corporate data. New directors meet with the CEO, President and CFO to review the Company’s business, operations and finances. An annual Board meeting or strategic planning session may be scheduled at the Company’s principal properties. New directors are encouraged to visit the Company’s principal properties as soon as possible, accompanied by the senior executives responsible for their operation. The directors visited the mining operations at the Company’s San Francisco site in September 2014 and Mark Backens, who joined the board of directors subsequent to that date visited the mining operations at San Francisco in September, 2015, October, 2015 and November, 2015. Directors receive reports from management and are encouraged to visit the principal properties on an ongoing basis in order to keep themselves abreast of new developments there. Directors also circulate amongst themselves information concerning corporate governance, mining industry perspectives (including perspectives from outside advisors), gold prices and risk management.

In addition to the responsibilities assumed by the committees of the Board, it is the continuing obligation of the senior corporate executives, to bring to the Board’s attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations. Individual directors, with assistance from the Corporate Governance and Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Certain directors may also be required to have additional responsibilities to maintain their professional standings and competence. Board members are encouraged to attend educational courses or presentations in relation to the Company’s projects or the industry within which the Company operates. Costs for such courses may be paid by the Company, as requested, on a case-by-case basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct (the “Code”), which identifies the key principles of corporate governance and conduct. This Code is available on the Company’s website and on SEDAR or copies may be obtained directly from the Company. The Board is responsible for monitoring general compliance with the Code. Although the Board is not required to actively monitor the Code, it both periodically reviews conduct concerns and is developing internal reporting and review protocols, including for the prompt notification of apparent or real breaches, for assessment, investigation and action.

The Board recognizes its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code is included with the orientation of all directors, officers, management and employees, and is periodically reviewed by the Corporate Governance and Nominating Committee for effectiveness and updating. The Board has also adopted a Whistleblower Policy, to facilitate the reporting of any breaches of the Code or concerns over financial matters, internal controls, corporate or other matters, and a series of corporate governance policies, which include guidelines for confidentiality, corporate disclosure, internet communications, securities trading, anti-corruption and corporate citizenship. The corporate citizenship initiative includes community health, welfare and education, and environmental components.

As some of the directors of the Company also serve as directors of other companies engaged in similar business activities, the Board must comply with the conflict of interest provisions of the Business Corporation Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director is required to declare the nature and extent of his or her interest and he or she is excluded from all discussion on the matter and is not entitled to vote on resolutions of the board which evoke such a conflict. All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality. In addition, the Board has developed a Board guideline to define independence and a process to identify and assess conflicts of interest.

Nomination of Directors

The Corporate Governance and Nominating Committee of the Board consists of Stephen Lang, Anthony Hawkshaw and George Brack, all of whom are independent directors.

The Board has approved a written mandate for the Corporate Governance and Nominating Committee, which includes guidance on the role and responsibilities of the Chair and which includes a requirement that the nominations functions be directed by an independent director. The nominations function is assisted by a reference to a Board profile matrix of desirable experience and education that has been prepared by the Board, and, from time to time, by search consultants and industry director registries. All directors are asked to use their best efforts to nominate suitable directors to the Corporate Governance and Nominating Committee, with particular reference to those who are considered to be “independent” within the meaning of NP 58-201, section 803 of the NYSE MKT Company Guide and the Company’s interpretive standard.

The Corporate Governance and Nominating Committee’s nominating responsibilities include:

(a)	reviewing and recommending to the Board updates to constating documents, corporate governance policies, procedures and practices;

(b)	developing position descriptions;

(c)	assessing annually and when vacancies arise, qualified persons to be nominated for election or re- election to the Board and the committees of the Board;

(d)	assisting in the identification, evaluation and selection of key personnel and senior executives;

(e)	reviewing governance systems;

(f)	providing orientation programs for new directors and continuing development programs for existing directors; and

(g)	reviewing annually the functions of corporate governance and nominations, including Board and committee performance.

The Corporate Governance and Nominating Committee holds formal and informal meetings and the committee had 100% attendance at all formal meetings held in 2015. The Corporate Governance and Nominating Committee holds part of each meeting in the absence of members of management, and reports promptly to the Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment, and other advisors as it deems necessary.

Compensation

The Compensation Committee consists of four independent directors: Bryan Coates, George Brack, Paula Rogers, and Jose Vizquerra (Chair). The Compensation Committee holds formal and informal meetings, and the committee had 100% attendance at all formal meetings held in 2015. The Compensation Committee holds its meetings in the absence of other members of the Board. The Board has approved a written mandate for the Compensation Committee which includes guidance on the role and responsibilities of the Chair. The Committee’s responsibilities include:

(a)	reviewing goals, objectives and policies relevant to compensation for the directors and officers;

(b)	reviewing strategic plans, goals and budgets related to executive compensation including annual performance objectives, incentive and equity based compensation and expense perquisites;

(c)	reviewing processes for executive and director compensation; and

(d)	reviewing annual schedules and budgets including time commitments of officers, support personnel, advisors and consultants.

The Compensation Committee develops and updates an objective process for determining executive and director compensation including retaining independent compensation advisors. Final deliberations and compensation recommendations of the Compensation Committee are made without executive officers present and final decisions require Board approval.

The Compensation Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Compensation Committee has full authority to require management to perform studies and furnish any information it requires in performance of its duties.

Other Board Committees

In addition to the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, there is also a Technical Committee, a Finance Committee and from time to time other additional committees will be raised to address pertinent issues.

The Technical Committee consists of three independent directors: Luc Lessard (Chair), Stephen Lang and Jose Vizquerra and non-independent director Mark Backens. The Technical Committee holds formal and informal meetings, and the committee had 100% attendance at all formal meetings held in 2015. The Technical Committee holds its meetings in the absence of other members of the Board. The Technical Committee reports to the Board on a regular basis, as requested by the Board or as otherwise is necessary or appropriate to ensure the Board is properly apprised of technical and operational matters, including significant exploration and development projects and proposed authorizations for expenditure for matters having a significant technical component. The Technical Committee will also (a) assess the Company’s systems and processes for reviewing technical risks and technical controls in place at the Company’s operations, including quality assurance/quality control measures, calculation of mineral reserves and resources and similar matters and receive and review internal and external reports prepared for management on technical matters; (b) discuss with management the technical merits of proposed acquisition targets contemplated by management and systems and processes used for evaluation of such targets; and (c) consider and discuss with management significant operational initiatives proposed to be undertaken.

The Finance Committee consists of four independent directors: Anthony Hawkshaw (Chair), Paula Rogers, Stephen Lang and George Brack. The Finance Committee holds formal and informal meetings, and the committee had 100% attendance at all formal meetings held in 2015. The Finance Committee holds its meetings in the absence of other members of the Board. The Finance Committee reports to the Board on a regular basis, as requested by the Board or as otherwise is necessary or appropriate to ensure the Board is properly apprised of financing plans and policies, including strategic plans, goals, policies and budgets related to the financing of the Company’s operations, project development and acquisitions; material agreements for consistency and integrity with such strategic documents, including: banking resolutions, surety and insurance instruments, debt financing transactions and material operational agreements for finance and risk conditions; financial aspects of change of control and merger and acquisition matters; and timelines, budgets and time commitments for the work of the finance committee.

Assessments

The entire Board will evaluate the effectiveness of the Board, its committees and individual directors on an annual basis. This evaluation was conducted in 2015 and is scheduled to be conducted in 2016. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its charter, the performance of the committee as a whole and the performance of the committee chair. Such annual assessments are provided for in the charters of the Board and each of the committees. In addition, in performing its annual compensation assessment, the Compensation Committee also conducts assessment of the executive officers, directors, committee members and committees.

Term Limits and Diversity

In the fall of 2014 the Canadian Securities Administrators introduced “comply or explain” policies requiring companies to either adopt or explain why they have not adopted (a) policies with respect to term limits for directors; and (b) policies and targets designed to increase participation by women in board matters and in executive positions. The Corporate Governance and Nominating Committee continues to consider the substance of appropriate policies, but has not yet adopted formal policies or targets on either term limits or diversity.

The Board and the Corporate Governance and Nominating Committee have historically recognized the valuable contributions made to board deliberations and management by people of different gender, experience and background. The Board undertakes annual director assessments and has had ongoing turnover at the board level. Selection is made as per the criteria described above and elsewhere in this Circular (such as based on merit, skills, qualifications, needs of the Company at the time, etc.). However, the Board is mindful of the benefit of diversity in the Company’s leadership positions and the need to maximize the effectiveness of the Board and management in their decision making abilities. Accordingly, in searches for new directors or officers, the Board considers the level of female representation and diversity within its leadership ranks and this is just one of several factors used in its search process. The Company currently has one female member on its board of eight (12.5%), and one female officer among the Company’s senior management team of eight (12.5%)] .

The Corporate Governance and Nominating Committee annually review the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives. The Corporate Governance and Nominating Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

In considering the recently adopted CSA guidelines, the Corporate Governance and Nominating Committee has determined to monitor developments in this area while reviewing the Company’s own practices in order to adopt a policy that is meaningful for the Company. The Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. The Board believes that diversity is important to ensure that the Board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee, former executive officer, director or employee of the Company or any of its subsidiaries, has been indebted to the Company or any of its subsidiaries, either in connection with the purchase of securities or otherwise. No director, executive officer, proposed nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee has been indebted to the Company or any of its subsidiaries or any other entity which indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company’s financial statements and MD&A at info@timminsgold.com. The financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BY ORDER OF THE BOARD

Bryan A. Coates
Chairman

Schedule “A”

ORDINARY RESOLUTION OF THE SHAREHOLDERS
OF TIMMINS GOLD CORP.
(the “Company”)

RE:	Amendment and Restatement of Option Plan

WHEREAS the Company, in accordance with Section 613 of the Toronto Stock Exchange (the “TSX”) Company Manual, wishes to obtain the requisite shareholder approval to amend and restate the Company’s stock option plan (the “Option Plan”, as amended and restated, the “Amended and Restated Option Plan”);

NOW THEREFORE BE IT RESOLVED as an Ordinary Resolution that:

1.	the Company is hereby authorized to adopt the Amended and Restated Option Plan in substantially the form appended to the management information circular dated April 11, 2016 as Schedule “C” to be effective from the date determined by the Board and shall thereafter continue and remain in effect until further ratification is required pursuant to the rules of the TSX or other applicable regulatory requirements;

2.	the Company is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Amended and Restated Option Plan entitling the option holders to purchase common shares of the Company;

3.	any existing stock options (the “Existing Options”) granted pursuant to the Company’s current Option Plan which are issued and outstanding shall become subject to and governed exclusively by the terms of the Amended and Restated Option Plan, except that the vesting provisions and expiry dates of the Existing Options shall remain in effect unamended unless amended by further action of the board of directors of the Company pursuant to the terms of the Amended and Restated Option Plan;

4.	all unallocated entitlements under the Amended and Restated Option Plan are hereby approved, which approval shall be effective until May 12, 2019;

5.	the Option Plan shall continue and remain in effect until the earlier of (i) the Amended and Restated Option Plan being declared effective by the Board and (ii) such time as further ratification is required pursuant to the rules of the TSX or other applicable regulatory requirements; and

6.	any one director or executive officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution.”

Schedule “B”

ORDINARY RESOLUTION OF THE SHAREHOLDERS
OF TIMMINS GOLD CORP.
(the “Company”)

RE:	Approval of Unallocated Stock Options

WHEREAS the Company wishes to obtain the requisite shareholder approval to amend and restate the Company’s stock option plan (the “Option Plan”, as amended and restated, the “Amended and Restated Option Plan”);

AND WHEREAS in the event the Amended and Restated Option Plan is not approved by shareholders the existing Option Plan will remain in effect and, pursuant to Section 613 of the Toronto Stock Exchange Company Manual, the Company will seek the requisite shareholder approval of all unallocated stock options under the existing Option Plan; NOW THEREFORE BE IT RESOLVED as an Ordinary Resolution that:

1.	subject to the approval of the Amended and Restated Option Plan by the Company’s shareholders, all unallocated stock options under the existing Option Plan are hereby approved and the Company shall have the authority to grant stock options under the Option Plan until May 12, 2019;

2.	the Option Plan is hereby approved, ratified and confirmed; and

3.	any director or officer of the Company is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

Schedule “C”

Amended and Restated Stock Option Plan

TIMMINS GOLD CORP.

AMENDED AND RESTATED 2016 STOCK OPTION PLAN May 24, 2016

ARTICLE 1
INTERPRETATION

1.1           Definitions and Interpretation. As used in this Plan, the following words and will have the following meanings:

(a)	“Board” means the board of directors of the Company;

(b)	“Change of Control” means the occurrence of any of the following events:

(i)	any Person (which term shall for the purposes of Sections 0 and 0 of this Plan, have the meaning ascribed thereto in the Securities Act (British Columbia), as amended from time to time) or combination of Persons acquires or becomes the beneficial owner of, directly or indirectly, more than [50%] of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof or any other transaction having similar effect;

(ii)	any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding-up of the Company;

(iii)	50% or more of the issued and outstanding voting securities of the Company become subject to a voting trust;

(iv)	the Company sells, leases or otherwise disposes of all or substantially all of its assets and undertaking, whether pursuant to one or more transactions;

(v)	the election or appointment of a majority of directors to the Board who were not members or nominees of the Company’s incumbent Board at the time immediately preceding such election or appointment;

(c)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(d)	“Committee” means the committee appointed by the Board to administer this Plan, or if no committee is appointed, the Board;

(e)	“Company” means Timmins Gold Corp. or any successor corporation;

(f)	“Director” means any individual holding the office of director or senior officer of the Company or a subsidiary of the Company to whom stock options can be granted in reliance on a prospectus exemption under applicable Securities Laws;

(g)	“Disability” means the mental or physical state of an individual such that:

(i)	the Board, other than such individual, determines that such individual has been unable, due to illness, disease, mental or physical disability or similar cause, to fulfil his or her obligations as an employee, consultant, Management Company Employee or Director of the Company either for any consecutive 6 month period or for any period of 8 months (whether or not consecutive) in any consecutive 12 month period;

(ii)	a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs; or

(iii)	in connection with a Participant holding an Incentive Stock Option, a condition in which the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than 12 months;

(h)	“Effective Date” means May 24, 2016;

(i)	“Eligible Person” means any person providing continuous services to the Company and who is:

(i)	a full-time employee of the Company or any of its subsidiaries or a part-time employee of the Company or any of its subsidiaries working not less than 20 hours per week; or

(ii)	a consultant to the Company or any of its subsidiaries in respect of whom the Company is permitted to grant Options under applicable law and the rules and policies of any securities regulatory authority, stock exchange or quotation system with jurisdiction over the Company or the issuance of the Options;

(iii)	a Management Company Employee; or

(iv)	a Director of the Company or any of its subsidiaries;

(j)	“Exercise Price” means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option;

(k)	“Expiry Date” means the expiry date of an Option as determined by the Committee in accordance with the terms and conditions of this Plan, subject to the time limits and any “black out” or similar periods as provided in section 2.4(f) to this Plan;

(l)	“Incentive Stock Option” means an Option which is designated as an incentive stock option in the applicable Stock Option Certificate and which otherwise meets the requirements of Section 422 of the Code;

(m)	“Insider” has the meaning given to it in the TSX Company Manual;

(n)	“Investor Relations Activities” means any activities, by or on behalf of the Company or shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Company;

(A)	to promote the sale of products or services of the Company; or

(B)	to raise public awareness of the Company;

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii)	activities or communications necessary to comply with the requirements of:

(A)	applicable Securities Laws;

(B)	requirements of a securities exchange or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Company; or

(iii)	communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A)	the communication is only through the newspaper, magazine or publication, and

(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer.

(o)	“Management Company Employee” means an individual employed by an entity providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company but excluding an individual or entity engaged in Investor Relations Activities;

(p)	“Market Price” means, as of any date, the value of the Shares, determined as follows:

(i)	if the Shares are listed on the TSX, the Market Price shall be the closing price of the Shares on the TSX for the last market trading day prior to the date of the grant of the Option;

(ii)	if the Shares are listed on the TSX Venture Exchange, the Market Price shall be the closing price of the Shares on the TSX Venture Exchange for the last market trading day prior to the date of the grant of the Option less any discount permitted by the TSX Venture Exchange;

(iii)	if the Shares are listed on an exchange other than the TSX or the TSX Venture Exchange, the Market Price shall be the closing price of the Shares (or the closing bid, if no sales were reported) as quoted on such exchange for the last market trading day prior to the date of the grant of the Option; and

(iv)	if the Shares are not listed on an exchange, the Market Price shall be determined in good faith by the Committee;

(q)	“Non-Qualified Stock Option” means an Option which is not designated as a qualified stock option in the applicable Stock Option Certificate;

(r)	“Option” means an award of an option to purchase Shares hereunder, including an Incentive Stock Option;

(s)	“Participant” means every Eligible Person who is approved for participation in the Plan by the Committee and includes a U.S. Participant;

(t)	“Plan” means this Stock Option Plan, as may be amended from time to time;

(u)	“Securities Laws” means securities legislation, securities regulations and securities rules, as amended, and the policies, notices, instruments and orders in force from time to time that are applicable to the Company;

(v)	“Shares” means the Common shares in the capital of the Company;

(w)	“10% Holder” means any U.S. Participant who has (i) direct or beneficial ownership of, (ii) control or direction over, or (iii) a combination of direct or indirect beneficial ownership of and control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities;

(x)	“Termination” or “Terminated” means, for purposes of this Plan with respect to a Participant that the Participant has for any reason ceased to provide continuous services as an employee, consultant, Management Company Employee or Director to the Company. Notwithstanding the foregoing, an employee will not be deemed to have ceased to provide services in the case of:

(i)	sick leave; or

(ii)	any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing.

Notwithstanding anything to the contrary, the Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services to the Company and the effective date on which the Participant ceased to provide services (the “Termination Date”);

(y)	“TSX” means the Toronto Stock Exchange;

(z)	“U.S. Participant” means a participant who is a United States citizen or resident within the meaning of the Code; and

(aa)	“Vested Unissued Option Shares” means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of a vested Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 2.3, such adjustments to be cumulative.

ARTICLE 2
THE PLAN/GRANT OF OPTIONS

2.1           Purpose. The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Eligible Persons, to reward such of those Eligible Persons as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Eligible Persons to acquire Shares as long term investments.

2.2           Number of Shares Available. Subject to section 0 and 0,

(a)	the total number of Shares reserved and available for issuance pursuant to this Plan (together with those Shares which may be issued pursuant to any other security based compensation arrangement of the Company or options for services granted by the Company) shall not exceed 10% of the issued and outstanding Shares of the Company from time to time;

(b)	The Board may, in its sole discretion, grant the majority of the Options to Insiders of the Company, however, the number of Shares issued to Insiders in any 12 month period and issuable to Insiders at any time under the Plan, together with any securities of the Company under any other security-based compensation arrangements, must equal less than 10% of the issued and outstanding Shares of the Company;

(c)	In no case will an individual be granted an Option where the number of Shares that may be purchased pursuant to that Option in any 12 month period exceed 5% of the Company’s issued and outstanding share capital over that period; and

(d)	In no case will the aggregate number of Shares that may be purchased pursuant to Options granted to employees and consultants conducting Investor Relations Activities exceed 2% of the Company’s issued and outstanding share capital in any 12 month period.

Subject to section 0 and 0, any unissued Shares in respect of which Options are granted which cease to be issuable under such Option for any reason, including without limitation the exercise of such Option, the expiry of the Option or surrender of the Option pursuant to an option exchange program, will again be available for grant and issuance in connection with future Options granted under this Plan. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Options granted under this Plan.

2.3            Adjustment of Shares. In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Company without consideration, then:

(a)	the number of Shares reserved for issuance under the Plan; and

(b)	the number of Shares subject to outstanding Options; and

(c)	the Exercise Prices of outstanding Options;

will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and in compliance with applicable Securities Laws; provided, however, that fractions of a Share will not be issuable under any Options and will be rounded down to the nearest Share.

2.4            Options. The Committee may grant Options to Eligible Persons and will determine the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised and all other terms and conditions of the Option, subject to the following:

(a)	Form of Option Grant. Each Option granted under this Plan will be evidenced by a stock option certificate in the form attached to this Plan as Exhibit A, in the case of grants to Participants that are not U.S. Participants or Exhibit B, in the case of grants to U.S. Participants, or in such other form as may be approved by the Committee, from time to time (called the “Stock Option Certificate”) which will contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan;

(b)	Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option. The Stock Option Certificate and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option;

(c)	Vesting and Exercise of Options. Provided the Participant has not been Terminated, Options may be exercisable, until the Expiry Date determined by the Committee and specified in the Stock Option Certificate. The Committee also may provide for Options to vest at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines; provided, however, that all Options must vest in stages over a period of at least 18 months. If the application of vesting causes the Option to become exercisable with respect to a fractional Share, such Share shall be rounded down to the nearest whole Share;

(d)	Take-Over Bids and Changes of Control.

(i)	Effect of a Take-Over Bid. If a bona fide offer (an “Offer”) for Shares is made to shareholders of the Company generally, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act (British Columbia), the Company shall, immediately upon receipt of notice of the Offer, notify each Participant of full particulars of the Offer, whereupon all Options will become fully vested and may be exercised in whole or in part by each Participant so as to permit the Participant to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(A)	the Offer is not completed within the time specified therein; or

(B)	all of the Shares tendered by the Participant pursuant to the Offer are not taken up or paid for by the offeror in respect thereof, then, with the consent of the Company, the Shares received upon such exercise, or in the case of clause (B) above, the Shares that are not taken up and paid for, may be returned by the Participant to the Company and reinstated as authorized but unissued Shares and the Options with respect to such returned Shares, shall be reinstated as if they had not been exercised and the terms upon which such Options were to become vested shall be reinstated. If any Shares are returned to the Company under this Section 2.4(d), the Company shall as soon as reasonably practicable refund the exercise price to the Participant for such Shares, net of any tax withholdings the Company was obliged to make pursuant to this Plan. If a Participant wishes to exercise Options under this Section 0 it must so notify the Company at the time of exercise and in such event, Shares issued upon exercise of such Options must be tendered to the Offer.

(ii)	Acceleration of Expiry Date. Subject to prior approval of this Plan as contemplated in section 0, if, at any time when an Option granted under the Plan remains unexercised, a person or group of persons acting jointly or in concert, make an Offer to shareholders of the Company, offering to acquire part or all of the outstanding Shares, the Committee may in its sole discretion, upon notifying each Participant of full particulars of the Offer, declare all Options granted under the Plan vested, and declare that the expiry date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided such Offer is completed and, if not completed, the respective Expiry Dates of the Options shall revert to the original Expiry Date.

(iii)	Effect of a Change of Control. Unless otherwise provided for at the time a grant is made pursuant to this Plan, where a Change of Control occurs, any or all outstanding Options issued to Participants will automatically vest, whereupon such Options may be exercised in whole or in part by any such Participant.

(iv)	Compulsory Acquisition or Going Private Transaction. Subject to prior approval of this Plan as contemplated in section 0, if and whenever, following a take-over bid or an issuer bid, there shall be a compulsory acquisition of the Company’s Shares pursuant to Division 6 of Part 9 of the Business Corporations Act (British Columbia) or any successor or similar legislation, or any amalgamation, merger or arrangement in which securities acquired in a formal take-over bid may be voted under the conditions described in section 8.2 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, then following the date upon which such compulsory acquisition, amalgamation, merger or arrangement is effective, a Participant shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such Participant was theretofore entitled to purchase, the aggregate amount of cash, shares, or other securities or other property which such Participant would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to the bid, net of withholding taxes as contemplated by this Plan.

(e)	Additional Provisions Concerning U.S. Participants. Options granted to a U.S. Participant will be Non-Qualified Stock Options; provided, however, that the Committee may, in its discretion, at the time of the grant of Options, designate an Option as an Incentive Stock Option. Any Option intended to be an Incentive Stock Option that fails to meet the requirements of Section 422 shall be regarded as a Non-Qualified Stock Option validly issued under the Plan.

If a U.S. Participant is granted an Incentive Stock Option under the Plan, notwithstanding a designation of Options granted to a U.S. Participant as Incentive Stock Options, to the extent that the aggregate Market Price, determined as of the date such Options were granted, of the Shares issuable on exercise of Options which are exercisable for the first time by any U.S. Participant during any calendar year exceeds US$100,000, such excess Options shall not be treated as Incentive Stock Options and will be Non-Qualified Stock Options.

In addition, in order for Options granted under the Plan to be treated as Incentive Stock Options, Shares purchased on the exercise of an Option must not be sold or otherwise disposed of before the later of 2 years from the date the Option was granted, or 1 year from the date the Option was exercised; and any U.S. Participant shall notify the Company if he makes a disqualifying disposition of the Shares such that the preferential tax treatment under the Code for Incentive Stock Options will not be available.

Notwithstanding this section 0, the Company does not assume responsibility for the income or other tax consequences for any Participants (including U.S. Participants) under the Plan and they are advised to consult their own tax advisors.

The number of Shares reserved and available for issuance pursuant to this Plan (together with those Shares which may be issued pursuant to any other security based compensation arrangement of the Company or options for services granted by the Company) shall not exceed the maximum number of Shares set out in section 2.2(a) of this Plan;

(f)	Expiry. The Option shall expire on the Expiry Date set forth in the Stock Option Certificate and must be exercised, if at all, on or before the Expiry Date. In no event shall an Option be exercisable during a period extending more than 5 years after the date of grant, provided that in the circumstance where the end of the term of an Option falls within, or within ten business days after the end of, a ‘‘black out’’ or similar period imposed under any insider trading policy or similar policy of the Company (but not, for greater certainty, a restrictive period resulting from the Company or its Insiders being the subject of a cease trade order of a securities regulatory authority), then the end of the term of such Option shall be extended to the tenth business day after the end of such black out period; provided, that such extension shall not apply to any U.S. Participant if it would cause adverse tax consequences under Section 409A of the Code.

(g)	Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted and shall not be less than the Market Price of the Shares; provided, however, that in the case of an Incentive Stock Option granted to a 10% Holder, the Exercise Price shall be no less than 110% of the Market Price on the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price if the Holder of the Option is an Insider of the Company at the time of the proposed amendment or if otherwise required by law or any stock exchange rules, and in no event shall the Exercise Price of any Option held by a U.S. Participant be reduced if such Exercise Price is equal to or less than the Market Price at the time of such reduction.

(h)	Method of Exercise. Except as otherwise provided herein, Options may be exercised only by delivery to the Company of a written stock option notice of exercise (the “Notice of Exercise”) in the form attached to this Plan as Exhibit C, or in such other form as may be approved by the Committee (which need not be the same for each Participant), stating the Participant’s election to exercise the Option, the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Notice of Exercise, if any, and such representations and agreements regarding Participant’s investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable Securities Laws, together with payment in full of the Exercise Price, and any applicable taxes, for the number of Shares being purchased. If someone other than the Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option. The Option may not be exercised unless such exercise is in compliance with all applicable Securities Laws and the rules and policies of any exchange or quotation system upon which the Shares are listed or quoted, as they are in effect on the date of exercise;

(i)	Cashless Exercise. In lieu of exercising the Option by delivery of the Notice of Exercise along with payment of the Exercise Price as provided in section 0, the Participant may elect to receive Shares with a value equal to the value of the Vested Unissued Option Shares (or the portion thereof being exercised) by surrender of the Option at the office of the Company together with a notice of such election in the form attached as Exhibit D to this Plan (the “Cashless Exercise Notice”) duly executed by the Participant, in which event the Company will issue to the Participant a number of Shares computed using the following formula:

     X = Y(A-B)
                 A

where:

X = The number of Shares to be issued to the Participant

Y = The number of Vested Unissued Option Shares (at the date of exercise)

A = The Market Price of one Share (at the date of exercise)

B = The Exercise Price

(j)	Termination. Subject to earlier termination pursuant to 0 and 0, and notwithstanding the exercise periods set forth in the Stock Option Certificate, exercise of an Option will always be subject to the following:

(i)	if the Participant is Terminated for any reason other than the Participant’s death or Disability, then the Participant may exercise such Participant’s Options (but only to the extent that such Options would have been vested and exercisable upon the Termination Date), no later than thirty days after the Termination Date or such earlier period prescribed by law (but in any event no later than the Expiry Date); and

(ii)	if the Participant is Terminated because of the Participant’s death or Disability, then such Participant’s Options may be exercised (but only to the extent that such Options would have been vested and exercisable by the Participant on the Termination Date) by the Participant (or the Participant’s legal representative or authorized assignee), no later than 12 months after the Termination Date or such earlier period as may be prescribed by law (but in any event no later than the Expiry Date);

(k)	Limitations on Exercise. The Committee may specify a reasonable minimum number of Shares that may be purchased on exercise of an Option, provided that such minimum number will not prevent the Participant from exercising the Option for the full number of Shares for which it is then exercisable;

(l)	Acceleration of Date of Exercise. The Committee shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested, subject to prior stock exchange acceptance;

(m)	Issuance of Shares. Provided that the Cashless Exercise Notice or Notice of Exercise and payment are in form and substance satisfactory to the Company, the Company shall issue the Shares registered in the name of the Participant or the Participant’s legal representative and shall deliver certificates representing the Shares with the appropriate legends affixed thereto; and

(n)	Legends. Unless and until Shares issuable upon the exercise of Options are registered under the United States Securities Act of 1933, as amended, Shares issued under this Plan to a U.S. Participant will contain the following legend, as amended or supplemented by applicable laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED EXCEPT (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, IF AVAILABLE, OR (C) INSIDE THE UNITED STATES (1) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (C)(2) ABOVE, THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR CERTIFICATION, IN EACH CASE REASONABLY SATISFACTORY TO THE COMPANY AND THE TRANSFER AGENT FOR THE COMPANY’S SHARES, TO THAT EFFECT.

ARTICLE 3
ADMINISTRATION

3.1            Committee Authority. This Plan will be administered by the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan including, without limitation, the authority to:

(a)	construe and interpret this Plan, any Stock Option Certificate and any other agreement or document executed pursuant to this Plan;

(b)	prescribe, amend and rescind rules and regulations relating to this Plan;

(c)	select Eligible Persons to receive Options;

(d)	determine the form and terms of Options and Stock Option Certificates, provided that they are not inconsistent with the terms of the Plan;

(e)	determine the Exercise Price of an Option;

(f)	determine the number of Shares to be covered by each Option;

(g)	determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other incentive or compensation plan of the Company;

(h)	grant waivers of Option conditions or amend or modify each Option, provided that they are not inconsistent with the terms of this Plan;

(i)	determine the vesting, exercisability and Expiry Dates of Options;

(j)	correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Certificate, any Notice of Exercise or Cashless Exercise Notice;

(k)	determine whether an Option has been earned; and

(l)	make all other determinations necessary or advisable for the administration of this Plan.

3.2            Committee Discretion. Any determination made by the Committee with respect to any Option will be made in its sole discretion at the time of grant of the Option or, unless in contravention of any express term of this Plan or Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under this Plan.

ARTICLE 4
RIGHTS OF OWNERSHIP

4.1            No Rights of a Shareholder. No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued as evidenced by the appropriate entry on the securities register of the Company.

4.2            Transferability. Options granted under this Plan, and any interest therein, will not be transferable or assignable by Participant, and may not be made subject to execution, attachment or similar process, otherwise than by will or by the operation of law. During the lifetime of the Participant, an Option will be exercisable only by the Participant and any elections with respect to an Option may be made only by the Participant. The terms of the Option shall be binding upon the executors, administrators and heirs of the Participant.

ARTICLE 5
CORPORATE TRANSACTIONS

5.1            Assumption or Replacement of Options by Successor. In the event of:

(a)	a merger whether by way of amalgamation or arrangement in which the Company is not the surviving corporation (other than a merger with a wholly-owned subsidiary, or other transaction in which there is no substantial change in the shareholders of the Company or their relative shareholdings and the Options granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants);

(b)	a merger whether by way of amalgamation or arrangement in which the Company is the surviving corporation but after which shareholders of the Company immediately prior to such merger (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such merger) cease to own their shares or other equity interests in the Company; or

(c)	the sale of substantially all of the assets of the Company,

any or all outstanding Options may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants or, in the alternative, the successor corporation may substitute equivalent Options or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Options).

5.2            Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, the Option will terminate immediately prior to the consummation of such proposed action. The Committee may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Committee and give each Participant the right to exercise his or her Option as to all or any part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable.

ARTICLE 6
GENERAL

6.1            No Obligation to Employ. Nothing in this Plan or any Option granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate Participant’s employment or other relationship at any time, with or without cause. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period in which an Eligible Person is providing continuous services for the purposes of the Plan.

6.2            Withholding. The Company may withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as it reasonably believes is necessary to enable the Company to comply with the applicable requirements of any federal, provincial, local or foreign law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options (“Withholding Obligations”). The Company may also satisfy any liability for any such Withholding Obligations, on such terms and conditions as the Company may determine in its discretion, by (a) requiring a Participant, as a condition to the exercise of any Options, to make such arrangements as the Company may require so that the Company can satisfy such Withholding Obligations including, without limitation, requiring the Participant to remit to the Company in advance, or reimburse the Company for, any such Withholding Obligations or (b) selling on the Participant’s behalf, or requiring the Participant to sell, any Shares acquired by the Participant under the Plan, or retaining any amount which would otherwise be payable to the Participant in connection with any such sale.

6.3            Governing Law. This Plan and all agreements hereunder shall be governed by and construed in accordance with the laws of the Province of British Columbia.

6.4            Termination and Amendment of Plan. The Board may at any time terminate this Plan in any respect, provided that no such termination shall adversely affect the rights of any Participant under any Option previously granted except with the consent of such Participant. The Board may, without notice, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Stock Option Certificate or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate without shareholder approval:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Certificate, any Notice of Exercise or Cashless Exercise Notice;

(c)	to change any vesting provisions of Options or the Plan;

(d)	to change the termination provisions of the Options or the Plan which does not entail an extension beyond the original Expiry Date of the Options;

(e)	to add or modify a cashless exercise feature providing for the payment in cash or securities on the exercise of Options;

(f)	to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Plan; and

(g)	except as provided in sections 6.4(h) and (i) below, to make any other change to any provision of the Plan, in accordance with applicable Securities Laws;

provided, however, that:

(h)	no such amendment of the Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such affected Participant under the Plan; and

(i)	shareholder approval shall be obtained for any amendment that results in:

(i)	the issuance to any one holder of Options, within a 12 month period, of a number of Shares exceeding 5% of the Company’s Shares;

(ii)	an increase in the number of Shares issuable under Options granted pursuant to the Plan;

(iii)	a change in the persons who qualify as Eligible Persons under the Plan;

(iv)	a reduction in the Exercise Price of an Option;

(v)	the cancellation and reissue of any Option;

(vi)	an extension of the term of an Option to Insiders or an extension which entails an extension beyond the original Expiry Date of the Options;

(vii)	Options becoming transferable or assignable other than for the purposes as described in section 0;

(viii)	a change to the Insider participation limit set forth in section 0 of the Plan; or

(ix)	a change to this section 6.4 of the Plan.

6.5            Notices. Any notice required to be given or delivered to the Company under the terms of this Plan shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices. Any notice required to be given or delivered to a Participant shall be in writing and addressed to such Participant at the address indicated in the Stock Option Certificate or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: personal delivery; three business days after deposit in the mail by certified or registered mail (return receipt requested); one business day after deposit with any return receipt express courier (prepaid); or one business day after transmission by confirmed facsimile, rapidfax or telecopier.

6.6            Successors and Assigns. The Company may assign any of its rights under this Plan. This Plan shall be binding upon and inure to the benefit of the successors and assigns of the Company.

6.7            Nonexclusivity of the Plan. Neither the adoption of this Plan by the Board nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

6.8            Section 409A of the Code. Notwithstanding any provision of this Plan to the contrary, if any provision of this Plan contravenes any regulations or guidance promulgated under section 409A of the Code or would cause any person to be subject to additional taxes, interest and/or penalties under section 409A of the Code, such provision of this Plan, the Options and the Stock Option Certificates may be modified by the Board without notice to or consent of the Participant in any manner the Board deems reasonable or appropriate.

* * * *

EXHIBIT A
PARTICIPANT GRANT

Timmins Gold Corp.
(the “Company”)
Stock Option Certificate
under
Stock Option Plan
(the “Plan”)

The Company hereby grants to a Participant an Option, the details of which are as follows:

Participant’s Name: Social Insurance Number: Address: Total Option Shares: Exercise Price Per Share: Date of Grant: Expiration Date: Vesting Details:

You agree that you may suffer tax consequences as a result of the grant of this Option, the exercise of the Option and the disposition of Shares. You acknowledge that you are not relying on the Company or its advisors for any tax advice.

This Stock Option Certificate is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of the Stock Option Certificate and the Plan, the terms of the Plan shall govern.

If you agree to accept the Option described above, subject to all of the terms and conditions of the Plan, please sign one copy of this letter and return it to ______________ by ______________.

TIMMINS GOLD CORP.

By:
Authorized Signatory

I have received a copy of the Plan and agree to comply with, and agree that my participation is subject all respects to, its terms and conditions.

(Signature)

(Date)

(Address)

EXHIBIT B
U.S. PARTICIPANT GRANT

Timmins Gold Corp.
(the “Company”)
Stock Option Certificate
under
Stock Option Plan
(the “Plan”)

The Company hereby grants to a Participant an Option, the details of which are as follows:

Participant’s Name:
Social Insurance Number:
Address:
Total Option Shares:
Exercise Price Per Share:
Date of Grant:
Expiration Date:
Vesting Details:
Type of Option(1):	Incentive Stock Option:
Non-Qualified Stock Option:
Note (1): the number of Incentive Stock Options shall be calculated in accordance with (a) below

You agree that you may suffer tax consequences as a result of the grant of this Option, the exercise of the Option and the disposition of Shares. You acknowledge that you are not relying on the Company or its advisors for any tax advice.

If the Option is designated as an “Incentive Stock Option” as that term is defined in section 422 of the Code, you acknowledge that:

(a)	notwithstanding the designation of the Option as an Incentive Stock Option, to the extent that the aggregate Market Price, determined as of the date such Option was granted, of the Shares issuable on exercise of the Option which are exercisable for the first time by you during any calendar year exceeds US$100,000, such excess Option shall not be treated as an Incentive Stock Option and will be Non-Qualified Stock Options; and

(b)	you will provide notice to the Company of any disqualifying disposition of Shares acquired upon exercise of an Incentive Stock Option, which would be any disposition of shares purchased on the exercise of an Option sold or otherwise disposed of before the later of 2 years from the date the Option was granted, or 1 year from the date the Option was exercised, and in such case preferential tax treatment under the Internal Revenue Code for Incentive Stock Options will not be available.

This Stock Option Certificate is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of the Stock Option Certificate and the Plan, the terms of the Plan shall govern.

If you agree to accept the Option described above, subject to all of the terms and conditions of the Plan, please sign one copy of this letter and return it to ______________by ______________.

TIMMINS GOLD CORP.

By:
Authorized Signatory

I have received a copy of the Plan and agree to comply with, and agree that my participation is subject in all respects to, its terms and conditions.

(Signature)

(Date)

(Address)

EXHIBIT C

TIMMINS GOLD CORP.

NOTICE OF EXERCISE OF STOCK OPTION
UNDER THE STOCK OPTION PLAN

TO:	Timmins Gold Corp.

FROM:

DATE:

RE:	Exercise of Stock Option

I hereby exercise my Option to purchase _______ Shares (U.S. Participants select []Incentive Stock Options OR []Non-Qualified Stock Options (tick one)) for a per Share Exercise Price of $ __________ (total aggregate exercise price of $___________), effective today’s date, in accordance with the terms of my attached Stock Option Certificate.

I hereby:

[ ](a) enclose a certified cheque payable to Timmins Gold Corp. for the aggregate Exercise Price plus the amount of the estimated Withholding Obligation and agree that I will reimburse the Company for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; OR

[ ](b) advise the Company that ________________________ [Name of Brokerage Firm] (the “Broker”) will provide the Company with the Exercise Price and estimated Withholding Obligation in respect of the above Options in exchange for certificates representing such number of Shares to be issued upon due exercise of the above Options that have been sold by the Broker for my account. Upon confirmation of the number of Shares sold by the Broker, I hereby direct you to deliver the applicable share certificates to the Broker. I agree that I will reimburse the Company for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations.

In addition (check one):

[ ](a) the undersigned holder (i) is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not exercising the Options on behalf of a “U.S. person” or a person in the United States; and (iii) did not execute or deliver this exercise form in the United States; OR

[ ](b) the undersigned holder (i) is an “accredited investor” within the meaning of Regulation D under the U.S. Securities Act; (ii) is exercising the Options solely for its own account; (iii) understands that the Shares being issued upon its exercise of the Options have not been and will not be registered under the U.S. Securities Act, and that the sale contemplated hereby is being made in reliance on a private placement exemption under the U.S. Securities Act; (iv) understands that such Shares are “restricted securities” as defined in Rule 144 under the U.S. Securities Act and the certificates representing such Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear on their face the U.S. restrictive legend set forth in the Timmins Gold Corp. Amended and Restated 2016 Stock Option Plan; and (v) is not exercising the Options as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the U.S. Securities Act.

Attached is a cheque payable to Timmins Gold Corp. for the total aggregate exercise price of the Shares being purchased.

Please prepare the stock certificate in the following name(s):

_________________________________

_________________________________

NOTE: If the shares are to be registered in a name other than the Participant’s name, please advise the Company. The Stock Option Plan requires the Company’s approval for registration in a name other than your name and states the limited circumstances in which this will be permitted.

Sincerely

Signature

Print or type name

Letter and consideration
received on _______, 20____.
By: _________________________________

EXHIBIT D

TIMMINS GOLD CORP.

NOTICE OF CASHLESS EXERCISE

TO:	Timmins Gold Corp.
FROM:
DATE:
RE:	Cashless Exercise of Stock Option

I hereby elect to receive Shares (U.S. Participants select []Incentive Stock Options OR [ ] Non-Qualified Stock Options (tick one)) with a value equal to the value of _____ Vested Unissued Option Shares (as calculate under section 2.3(j)) with a per Share Exercise Price of $ __________(total aggregate exercise price of $___________), effective today’s date, in accordance with my attached Stock Option Certificate.

Please prepare the stock certificate in the following name(s):

_________________________________

_________________________________

NOTE: If the shares are to be registered in a name other than the Participant’s name, please advise the Company. The Stock Option Plan requires the Company’s approval for registration in a name other than your name and states the limited circumstances in which this will be permitted.

Sincerely

Signature

Print or type name

Letter and consideration
received on _______, 20____.
By:_________________________________

See attached.

Schedule “D”

Board Charter

See attached.

TIMMINS GOLD CORP.
(the "Company")

BOARD CHARTER
And
CORPORATE GOVERNANCE POLICIES

1.	GENERAL

In compliance with the requirements of the Business Corporations Act (British Columbia), under which the Company was incorporated, the directors are elected by the shareholders to supervise the management of the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Further to the Company's corporate purposes and obligations under,

o	the legislation of Canada and British Columbia, including employment, tax and securities legislation;
o	applicable regulations including those of Canadian securities commissions, administrators and stock exchange;
o	applicable legislation and laws for subsidiaries, and;
o	contractual obligations as applicable to employees, shareholders, and creditors,

and in particular, in accordance with the recommended guidelines established by National Policy 58-201 Corporate Governance Guidelines ("NP 58-201”) for listed issuers on the TSX or TSX Venture Exchange in Canada, the Board of Directors of the Company (the "Board") has adopted this Charter and overview of the Corporate Governance Policies for the Company.

2.	BOARD OF DIRECTORS

2.1	The Board of Directors is responsible for the strategic direction and oversight of the Company for the long-term balanced best-interests of the Company and its subsidiaries in a lawful and responsible manner, in accordance with the applicable legislation, regulations and the memorandum and articles of the Company. The Board will develop the Company's approach to corporate governance including principles and guidelines specifically applicable to the Company.

2.2	Regarding the principles of independent directors to promote informed, unbiased decision-making, an independent director is defined as one who has no direct indirect material relationship with the issuer.

A material relationship is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

Independence is clarified in the context of conflicts of interest matters described in section 7 below, and will be further clarified by interpretive statements or guidelines by the Board from time to time, including a board-composition profile to assist in the identification, nomination, and development of directors, to review the matrix of skills, expertise and independence for the Board in future, appropriate for the age and stage of the business and the Company.

3.	BOARD CHARTER AND MANDATE

3.1	The role of the Board and of each director is that of strategic oversight: to identify the short and long term values and approve the strategic direction of the Company and the corporate group, and; to periodically assess the performance of the Company against such strategic plans and policies.

3.2	The authority and responsibilities of the Board include developing the Company's approach to corporate governance including a set of corporate governance principals and guidelines that are specifically applicable to the Company, and:

o	To identify the principal risks of the Company's business and to create and implement appropriate systems to manage these risks;
o	To consider opportunities and risks of the business, and strategic alternatives, and to select and approve an annual strategic plan;
o	To approve an annual operating plan and any capital budget plans;
o	To satisfy itself that the Company has effective internal controls and management information systems;
o	To select a Chief Executive Officer and President, approve all key executive appointments and compensation, and to monitor the executive development process to ensure management continuity;
o

To satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

o	To approve a system for succession planning for the Chief Executive Officer and President, and all key executive appointments, including appointing, training and monitoring senior management;

o	To appoint a Chair of the Board and/or a chair for each meeting of the Board;
o	To plan for and budget financial and other resources sufficient to meet its commitments as due to lenders, employees, and other stakeholders;
o	To take action, separate from management, on issues that require the independent action of the Board or one of its committees;
o	To require and oversee effective programs for workplace safety and environmental practices, and to operate in accordance with applicable laws, regulations and permits, and;
o

To require and oversee measures for receiving communications from stakeholders, including investors, employees, the communities in which it operates and the governments of those communities; and through its Chief Executive Officer or President, to receive and consider responses and other communications.

4.	STATEMENTS OF ROLES AND RESPONSIBILITIES

4.1	Board and Management. The Board has delegated the day-to-day management of the business and affairs of the Company to executive officers and management, including operations in the ordinary course of business, subject to directions or guidelines on material expenditures or strategic matters. The authority for any responsibility which is not expressly delegated remains with the Board. It is the continuing obligation of the senior corporate executives to bring to the Board's attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations.

4.2	Directors and Board Chair. The Board has developed a written statement of the role of the Directors and the Board Chair, and mandates for each committee and committee chairs. The duties of the Directors individually, and the Chair in his or her oversight role for the Board itself, are generally,

o	To act honestly and in good faith with a view to the best interests of the Company, and;
o	To exercise the care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

Principles of informed, effective exercise of authority are developed through the governance policy and governance platform documents, board briefings and guidelines. The Chairman of the Board and the chair of each Board committee have the authority to require effective functioning of the Board and each committee, as applicable.

4.3	Chief Executive Officer and President. The Board has developed written statements of role and responsibilities for the Chief Executive Officer and for the President, for shared and collaborative leadership with a focus on corporate affairs, governance and financing for the Chief Executive Officer, and operations and community relations for the President.

4.4	Board Committees. The Board has developed written mandates and responsibilities, including the role of committee chairs, for its Committees, which are currently:

(a)	Corporate Governance and Nominating;
(b)	Compensation;
(c)	Finance;
(d)	Operations; and
(e)	Audit.

A brief overview of each committee mandate is provided in sections 8-10 below.

5.	ORIENTATION AND CONTINUING EDUCATION

5.1	As part of an orientation program provided by the Corporate Governance and Nominating Committee, new directors are and will be provided with

o	an integrated Board Manual of principles, policies and practice tools for board governance, and;
o	access to online data through, (a) an integrated website at www: timminsgold.com, (b) public information on the Canadian SEDAR system, and, (c) if available online, additional restricted access for directors to confidential but relevant corporate data.

5.2	New directors will meet with the Chief Executive Officer, President and Chief Financial Officer to review the Company's business, operations and finances, and new directors are encouraged to visit the Company's principal properties for operational briefing accompanied by a senior operations executive.

5.3	An annual Board meeting will be scheduled at one of the Company's principal properties. An annual strategic planning meeting will allow for identification of director education and information matters.

5.4	In addition to reasonable information support from executive officers and committees of the Board, individual directors are responsible for maintaining their own education, skills and knowledge at an appropriate level. Certain directors may also be required to have added to or maintain their professional standings and competence. With Corporate Governance and Nominating Committee approval, a director may attend an educational course or upgrading at the Company's expense.

5.5	In addition to the Corporate Governance and Nominating Committee's responsibilities for annual assessments, the Chair of the Board may monitor and report to Board on his or her assessment of the effectiveness of each director in the context guideline protocols to be reviewed each year when the Board considers the number directors and recommends nominees for election to the shareholders.

6.	BUSINESS CONDUCT

The Board has the responsibility and authority to set the tone for the conduct of its management and employees in carrying on business.

6.1	The Board has adopted and will maintain a written Code of Business Conduct and Ethics (the "Code"), which identifies the key principles of corporate governance and conduct. This Code is available on the Company's website (www.timminsgold.com) and on the System for the Electronic Distribution and Retrieval of Documents ("SEDAR"), and alternatively, copies may be obtained directly from the Company. The Board has structured integrated statements on business conduct as the Code which provides purposes and principles, and a series of statements of business conduct standards as guidelines to clarify the application of principles in practice for internal use. These guideline Statements of Business Conduct Standards include matters of employment and environmental concern, and commercial conduct.

6.2	The Board is responsible for monitoring general compliance with the Code, although the Board relies on management to actively monitor the Code, the Board will both periodically review conduct concerns and oversee internal reporting and review protocols, including for the prompt notification of apparent or real breaches, for assessment, investigation and action.

6.3	The Code is included with the orientation of all directors, officers, management and employees, and on the corporate website. It will be periodically reviewed by the Corporate Governance and Nominating Committee for effectiveness and updated.

6.4	The Board will support the work of the President and Chief Executive Officer on initiatives for a corporate social-enterprise program with integrated community health, welfare and education, and environmental components.

7.	INDEPENDENCE AND POTENTIAL CONFLICTS OF INTERESTS

7.1	The Board recognizes the importance of informed and unbiased decisions through practices including those for independent directors and attention to conflicts of interests.

7.2	The Board will provide policies on the definition and initial assessment of director independence and conflicts-of-interests on nomination, and ongoing assessment of independence as circumstances change. Practices include interpretative statements and expert counsel on independence in governance, and a statement of business conduct on conflicts-of-interest, including related reporting, administration and procedures. The role of independence has been balanced with available resources and personnel in an emerging corporate enterprise situation. The Board must comply with the conflict-of- interest provisions of the Business Corporation Act (British Columbia), as well as the relevant securities regulatory instruments, to promote the unbiased exercise of independent judgment generally, and particularly in considering transactions and agreements in respect of which a director or officer has or may have a material interest.

7.3	The Board will provide further guidelines to define independence, and a process to identify and assess conflicts of interest, from time to time. Examples include:

o

Any interested director is required to declare the nature and extent of his or her interest in a timely way. All such matters involving senior management or directors must be disclosed to the Board regardless of whether they may appear to be immaterial.

o	In balancing the interests of the Company, he or she may be excluded from all discussion on the matter and is not entitled to vote at meetings of directors which evoke such a conflict.
o	The Chair of the Board, when appointed, will be "independent" within the meaning of NP 58-201.
o

The independent directors may hold regularly-scheduled meetings or ad hoc meetings which only they attend, either of the Board or of any Board committee, and on request to the Chair or when the Board considers it to be appropriate to do so, non-independent directors will be asked to step out of Board meetings so that independent directors may meet in executive session.

8.	NOMINATION MATTERS

8.1	The Board has provided and will maintain a written mandate for a Corporate Governance and Nominating Committee. Authority for Committee decisions on compensation, including engagement of advisors, recommendations to the Board and discussions pending Board approvals, must remain with independent members of the Committee.

8.2	The Board has and may approve further guidelines such as a board-profile matrix of desirable experience and education, and the use of search consultants and industry director registries, from time to time. All directors will be asked to nominate suitable directors to the Corporate Governance and Nominating Committee, with particular reference to those who are considered to be "independent" within the meaning of NP 58-201 and the Company's Board Guideline: Independence.

8.3	The nominations authority and responsibility of the Corporate Governance and Nominating Committee will include considering annually the size and composition of the Board and its committees, and the qualifications of incumbent directors; reviewing and updating the board-profile matrix; recommending to the Board such changes to the board profile as it sees fit; identifying and recommending, annually and when vacancies arise, qualified persons to be nominated for election or re-election to the Board and the committees of the Board (or advising of interim processes); providing an appropriate selection process for new nominees to the Board; developing position descriptions of directors, including identifying required competencies and characteristics of potential directors; reviewing changes in applicable laws on director qualifications and nominations, emerging practices or other initiatives relating to directors or boards of directors; providing orientation programs for new directors and continuing development programs for existing directors; and reviewing annually the functions of corporate governance and nominations, including Board and Committee performance.

8.4	The Board will approve standard meeting protocols for the Board and all Committees. The Corporate Governance and Nominating Committee mandate will have responsibility for such protocols, and the application of such in Committee meetings. Practices will include for part of each meeting to be independent members only, or an alternative provision for candid discussion among such members, in the absence of members of management, and, for reporting promptly to the Board after each of its meetings. Authority for Committee decisions on nominations, including engagement of advisors, recommendations to the Board and discussions pending Board approvals, must remain with independent members of the Committee. The Committee has and will have the authority to further engage and compensate outside consultants for information input and recommendations.

9.	COMPENSATION MATTERS

9.1	The Board has provided and will maintain a written mandate for a Compensation Committee. Authority for Committee decisions on compensation, including engagement of advisors, recommendations to the Board and discussions pending Board approvals, must remain with independent members of the Committee. The Committee has and will have the authority to further engage and compensate outside consultants for information input and recommendations,

9.2	The Compensation Committee's responsibilities include reviewing goals and objectives relevant to compensation for the Chief Executive Officer and all other executive officers; evaluating the performance of the executive officers and making recommendations to the Board on their compensation; reviewing and recommending to the Board all proposed employment contracts and special compensation arrangements; recommending, and if approved, administering incentive plans, share option plans and employee benefit plans; recommending to the Board fees, benefits and other compensation for directors; and reviewing all executive compensation disclosure before it is made public. The Compensation Committee has and may further engage and compensate outside consultants for information input. It has no authority to delegate any of its responsibilities to make recommendations to the Board or negotiate pending Board approvals.

9.3	The Board will provide standard meeting protocols for the Board and all Committees. The Compensation Committee mandate will include such protocols, including for part of each meeting to be independent members only or alternative provision for candid discussion among such members, in the absence of members of management, and for reporting promptly to the Board after each of its meetings.

10.	BOARD COMMITTEES

In addition to the Committees for nomination and compensation matters noted above, the Board has approved written mandates for and will constitute an Audit Committee, a Finance Committee, and an Operations Committee.

10.1      Audit Committee

The members of the Audit Committee will include a minimum of three "financially literate" directors (as defined by National Instrument 52-110, Audit Committees (“NI 52-110"), appointed by the Board. Unless exempted by NI 52-110 or other applicable securities legislation, a majority of the members of the Committee shall be "independent" (as defined by NI 52-110).

The Audit Committee's duties and responsibilities are specified by law and in the Audit Committee Mandate.

The Audit Committee will meet regularly with the Chief Executive Officer and the Chief Financial Officer and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors' procedures and audit plans. The Audit Committee will recommend to the Board the accounting firm to be appointed as independent auditors.

The Audit Committee will review and recommend to the Board for approval the annual financial statements and Management's Discussion and Analysis ("MD&A"), review and approve the interim financial statements and MD&A, and undertake other activities required by regulatory authorities. In the emerging development of the Company the Audit Committee members also collaborate with the Finance Committee to review and monitor internal controls and reporting.

The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders' meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

10.2      Finance Committee

The Board established a Finance Committee and developed its mandate for its responsibilities, including those of the chair, to provide a working committee for the development and oversight of the financing and financial systems, internal controls and reporting of the emerging enterprise. The Chief Executive Officer is the interim chair of the Finance Committee.

10.3      Operations Committee

With the emergence from exploration and development to a productive enterprise, the Board will establish an Operations Committee and develop its mandate for its responsibilities, including those of the chair. The President will be the chair of the Operations Committee.

11.	ANNUAL GOVERNANCE ASSESSMENTS

The entire Board will evaluate the effectiveness of the Board, and its committees, and senior officers on an annual basis. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its charter, the performance of the committee as a whole and the performance of the committee chair. The evaluations may also include regulatory compliance evaluations by corporate or governance counsel.

Evaluations of individual directors will be developed incrementally, from noting director attendance at meetings, to assessing the performance of individual directors, and steps for individual and board governance-development. Such individual annual assessments will take into account the applicable position description(s) as well as the competencies and skills each individual director is expected to bring to the Board.

Form of Corporate Governance Policies approved by Board Resolution April 16, 2009

Form of Board Charter and Corporate Governance Policies, as amended June 17, 2010

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